FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2007
February 1, 2007

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
This Report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: February 1, 2007	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary

BRITISH SKY BROADCASTING GROUP PLC
HALF YEAR ENDED 31 DECEMBER 2006

FORWARD-LOOKING STATEMENTS
This Interim Report on Form 6-K contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, retail and other revenues, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.
These statements (and all other forward-looking statements contained in this Interim Report on Form 6-K) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (“UK”) and Republic of Ireland (“Ireland”).
Information on some of the risks and uncertainties associated with our business are described in Item 1 “Key Information — Risk Factors” in this Interim Report on Form 6-K. All forward-looking statements in this Interim Report on Form 6-K are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1: KEY INFORMATION
SELECTED FINANCIAL DATA
Set forth below is selected financial data for the Group under International Financial Reporting Standards (“IFRS”) as at and for each of the years in the two year period ended 30 June 2006, and selected financial data for the Group under United States Generally Accepted Accounting Principles (“US GAAP”) as at and for each of the years in the five year period ended 30 June 2006. Also set forth below is selected financial data for the Group for the half year periods ended 31 December 2006 and 2005.
The information contained in the following tables should be read in conjunction with Item 2 “Operating and Financial Review and Prospects” and the Group’s historical condensed interim financial statements and related notes, as well as other information included elsewhere in this document.
The selected financial data set forth below as at and for each of the half year periods ended 31 December 2006 and 31 December 2005 are derived from condensed interim financial statements included in this Interim Report on Form 6-K, which have been prepared in accordance with IFRS and differ in certain respects from US GAAP. A reconciliation of certain amounts as presented under IFRS, as well as a description of the principal differences between IFRS and US GAAP applicable to the Group, is presented in Item 5 “Summary of Differences Between IFRS and US GAAP”. The selected financial data set forth below for each of the years in the five year period ended 30 June 2006 are derived from the audited condensed interim financial statements appearing in our Annual Reports on Form 20-F filed with the Securities and Exchange Commission (“SEC”).

	Half year ended 31		Full year ended 30
	December		June
	2006	2005	2006	2005
	(in millions except per share data)
Income Statement:
Amounts in accordance with IFRS
Retail subscription	£1,638	£1,557	£3,157	£2,974
Wholesale subscription	109	112	224	219
Advertising	171	171	342	329
Sky Bet	20	16	37	32
Installation, hardware and service	119	70	131	128
Other	163	90	257	160

Revenue (1)	2,220	2,016	4,148	3,842
Operating expense (2), (3), (4)	(1,825)	(1,602)	(3,271)	(3,020)

Operating profit	395	414	877	822
Share of results of joint ventures and associates	6	7	12	14
Investment income	24	20	52	29
Finance costs	(69)	(51)	(143)	(87)
Profit on disposal of joint venture	—	—	—	9

Profit before tax	356	390	798	787
Taxation	(110)	(116)	(247)	(209)

Profit for the period	246	274	551	578

Earnings per share from profit for the period
Basic	14.0p	14.9p	30.2p	30.2p
Diluted	14.0p	14.9p	30.1p	30.2p

	Half year ended 31
	December		Full year ended 30 June
	2006	2005(5)	2006	2005	2004	2003	2002
	(in millions except per share data)
Amounts in accordance with US GAAP
Total revenues	£2,220	£2,016	£4,148	£3,842	£3,535	£3,082	£2,707
Amortisation and impairment of intangible fixed assets	—	—	—	—	—	(5)	(145)
Operating profit (loss)	392	414	873	840	666	370	(30)
Joint ventures’ and associates’ goodwill amortisation and impairment	—	—	—	—	(3)	—	(712)
Loss on disposal of investments in joint ventures	—	—	—	(14)	—	—	—
Income (loss) before income tax	351	390	793	793	595	260	(940)
Net income (loss)	238	274	551	577	434	286	(1,047)
Basic earnings (loss) per share	13.5p	14.9p	30.2p	30.2p	22.4p	14.9p	(55.5p )
Diluted earnings (loss) per share	13.5p	14.9p	30.1p	30.1p	22.3p	14.7p	(55.5p )
Basic earnings (loss) per ADS (6)	54.0p	59.5p	120.8p	120.8p	89.7p	59.7p	(221.9p )
Diluted earnings (loss) per ADS (6)	54.0p	59.4p	120.4p	120.4p	89.3p	58.9p	(221.9p )
Dividends per share (7)	6.7p	5.0p	10.5p	7.25p	2.75p	—	—
Dividends per share (7)	12.7¢	8.6¢	18.4¢	13.7¢	4.9¢	—	—

	As at 31 December		As at 30 June
	2006	2005	2006	2005
	(in millions)
Balance Sheet:
Amounts in accordance with IFRS
Non-current assets	£2,342	£1,160	£1,504	£1,093
Current assets	1,787	2,639	2,283	1,363
Current liabilities	(2,197)	(1,698)	(1,547)	(1,150)
Non-current liabilities	(2,077)	(1,957)	(2,119)	(1,119)
Net (liabilities) assets	(145)	144	121	187
Capital stock (8)	2,376	2,627	2,567	2,598

	As at 31 December		As at 30 June
	2006	2005	2006	2005	2004	2003	2002
	(in millions)
Amounts in accordance with US GAAP
Total assets	£4,769	£4,431	£4,419	£3,082	£2,988	£2,810	£2,853
Net assets (liabilities)	456	781	759	818	812	448	(141)
Number of shares in issue (number)	1,753	1,822	1,791	1,868	1,942	1,938	1,893

	As at 31 December		As at 30 June
	2006	2005	2006	2005	2004	2003	2002
	(in thousands)
Distribution of Sky Channels
DTH homes	8,441	8,059	8,176	7,787	7,355	6,845	6,101
Cable homes (9)	4,002	3,889	3,898	3,872	3,895	3,871	4,091

Total Sky pay homes	12,443	11,948	12,074	11,659	11,250	10,716	10,192

DTT homes (10)	7,971	6,363	7,326	4,940	3,084	1,510	—

(1)	To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. For a description of revenue categories see Item 2 “Operating and Financial Review and Prospects — Overview and Recent Developments — Operating results”.

(2)	Included within operating expense for the half year ended 31 December 2006 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements. This item was previously disclosed as a contingent asset in the Group’s Annual Report on Form 20-F for the year ended 30 June 2006.

(3)	Included within operating expense for the half year ended 31 December 2006 is £6 million of expense relating to the legal costs of the Group’s claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. For further details see Item 2 “Operating and Financial Review and Prospects — Contingent Assets”.

(4)	Included within operating expense for the year ended 30 June 2005 is a receipt of £13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group.

(5)	The Group’s results under US GAAP for the half year ended 31 December 2005 have been restated for the effect of pre-consolidation results. For further details see Item 5 “Summary of Differences Between IFRS and US GAAP”.

(6)	In our Annual Report on Form 20-F for fiscal 2002, the earnings (loss) per American Depositary Share (“ADS”) was calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On 23 December 2002, the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior periods earnings (loss) per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. Earnings (loss) per ADS is not exactly four times earnings (loss) per share due to rounding differences.

(7)	Dividends are recognised in the period in which they are approved.

(8)	Capital stock includes called-up share capital, share premium, Employee Share Ownership Plan (“ESOP”) reserve, merger reserve, hedging reserve, available for sale reserve, special reserve and capital redemption reserve.

(9)	The number of cable homes is as reported to us by the cable operators.

(10)	The DTT homes number consists of the Broadcasters’ Audience Research Board’s (“BARB’s”) estimate of the number of homes with access to Freeview (the free DTT offering operating in the UK). These figures may include retail or wholesale homes that already take multichannel television.
Factors which materially affect the comparability of the selected financial data
Accounting changes
During fiscal 2006, US Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment, was adopted. The impact of the adoption of this standard is described in note 32 to the consolidated financial statements included within the Group’s Annual Report on Form 20-F for fiscal 2006.
During fiscal 2004, US EITF 00-21, Revenue Arrangements with Multiple Deliverables, was adopted. The impact of the adoption of this standard is described in note 28 to the consolidated financial statements included within the Group’s Annual Report on Form 20-F for fiscal 2004.
During fiscal 2003, US SFAS No. 142, Goodwill and Other Intangible Assets, was adopted. The impact of the adoption of this standard is described in note 28 to the consolidated financial statements included within the Group’s Annual Report on Form 20-F for fiscal 2003.
Business combinations
During fiscal 2006, we completed the acquisition of Easynet Group plc (“Easynet”). The results of this acquisition were consolidated on the date on which control passed to the Group (6 January 2006).
Exchange rates
A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see Item 3 “Quantitative and Qualitative Disclosures About Market Risk — Foreign exchange rates”.
Since any dividends are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.
The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per £1.00.

Month	High	Low

July 2006	1.8685	1.8203
August 2006	1.9102	1.8711
September 2006	1.9050	1.8630
October 2006	1.9084	1.8548
November 2006	1.9693	1.8883
December 2006	1.9794	1.9458

Full year ended 30 June	Period end	Average (1)	High	Low
2002	1.5347	1.4479	1.5347	1.4000
2003	1.6529	1.5915	1.6840	1.5192
2004	1.8126	1.7491	1.9045	1.5728
2005	1.7930	1.8596	1.9482	1.7733
2006	1.8419	1.7808	1.8911	1.7138

Half year ended 31 December	Period end	Average (1)	High	Low
2005	1.7188	1.7583	1.8420	1.7138
2006	1.9586	1.9131	1.9794	1.8203

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant period.
On 29 January 2007, the noon buying rate was US$1.9592 per £1.00.
RISK FACTORS
This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in Item 2 “Operating and Financial

Review and Prospects — Overview and Recent Developments”. These risks could materially adversely affect any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.
Our business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect our ability to operate or compete effectively.
We are subject to regulation primarily under UK and European Union legislation and we are currently and may be in the future subject to investigation and enquiries from regulatory authorities from time to time. The regimes which affect our business include broadcasting, telecommunications, competition (anti-trust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to our business. Our business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of our business, or that of any of our competitors, could have a material adverse effect on our business and/or the results of our operations.
We cannot assure you that we will succeed in obtaining all requisite approvals and licences in the future for our operations without the imposition of restrictions which may have an adverse consequence to us, or that compliance issues will not be raised in respect of our operations, including those conducted prior to the date of this filing.
We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.
We face competition from a broad range of companies engaged in communications and entertainment services, including cable television providers, IPTV providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies, and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. Our competitors increasingly include communication and entertainment providers that are offering services beyond those with which they have traditionally been associated, either through engaging in new areas or by reason of the convergence of the means of delivery of communication and entertainment services. Our competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. A change to such mandate could lead to an increase in the strength of competition from these organisations. Although we have continued to develop our services through technological innovation and by licensing, acquiring and producing a broad range of content, we cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of our businesses. In particular, the means of delivering various of our (and/or competing) services may be subject to rapid technological change. Our competitors’ positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.
The Group’s advertising revenues depend on certain external factors which include the overall value of advertising placed with broadcasters by third party advertisers, as well as the amount of such advertising that is placed with the Group and the channels on whose behalf the Group sells advertising space. Our advertising revenues are also impacted by the audience viewing share of the Sky Channels and the other channels on whose behalf the Group sells advertising and, accordingly, such revenues are affected to some extent by the distribution of such channels. We cannot assure you that these factors will always be favourable to the Group and therefore that any related developments or changes will not have a negative impact on our advertising revenues. Advertising revenues may also be dependent on the viewing behaviour of the television audience. For example, viewers with Sky+ (or any other PVR) or viewers of on-demand programming may choose not to view advertising including that on Sky Channels and Sky Distributed

Channels. We cannot assure you that our advertising revenues will not be impacted negatively by this behaviour or that advertising revenues for Sky Channels currently offered on other platforms will not be impacted negatively in the future by the offering of PVR devices similar to Sky+ by other operators.
Our ability to compete successfully will depend on our ability to continue to acquire, commission and produce programme content that is attractive to our subscribers. The programme content and third party programme services we have licensed from others are subject to fixed term contracts which will expire or may terminate early. We cannot assure you that programme content or third party programme services (whether on a renewal or otherwise) will be available to us at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, we cannot assure you that such programme content or programme services will be attractive to our customers, even if so available.
The future demand and speed of take up of our DTH service, and our broadband and telephony services will depend upon our ability to offer such services to our customers at competitive prices, competitive pressures from competing services (which include both paid-for and free-to-air offerings), and our ability to create demand for our products and to attract and retain customers through a wide range of marketing activities. The future demand and speed of take up of our services will also depend upon our ability to package our content attractively. In addition, we operate in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/or a decline in consumer confidence on our ability to continue to attract and retain subscribers is uncertain. We therefore cannot assure you that the current or future marketing and other activities we undertake will succeed in generating sufficient demand to achieve our operating targets.
On 3 March 2006, it was announced that ntl and Telewest had completed a merger. On 4 July 2006, it was announced that the acquisition of Virgin Mobile by ntl:Telewest had completed. ntl:Telewest has also entered into an exclusive licence agreement with Virgin Enterprises Limited for the use of the Virgin brand for ntl:Telewest’s consumer business. At this stage, we are not yet able to assess whether the merger of ntl and Telewest, the acquisition by ntl:Telewest of Virgin Mobile, or the rebranding of the ntl:Telewest consumer business under the Virgin brand, will have a material effect on our business.
We cannot guarantee that the anticipated implementation and operation of our broadband services and network will be fully achieved, including within the proposed timescale or budget.
Following our acquisition of Easynet Group plc (“Easynet”) in January 2006 for £223 million, in July 2006, we announced the launch of our broadband service which is expected to involve a capital expenditure investment in our broadband network and services of approximately £250 million in the first two years. It is intended that our broadband network, which at the end of calendar 2006 covered 48% of UK households, will be expanded to cover approximately 70% of all UK households by the end of fiscal 2007. In common with other projects of this scale, there is a risk that the implementation and future operation of our broadband services, and operation and expansion of our broadband network, may not be carried out as currently envisaged, including within the proposed timescale and/or budget.
Our business is reliant on technology which is subject to the risk of failure, change and development.
We are dependent upon satellites which are subject to significant risks that may prevent or impair their commercial operations, including defects, destruction or damage, and incorrect orbital placement. If we, or other broadcasters who broadcast channels on our DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or our contracts with satellite providers were terminated, this would have a material adverse effect on our business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of our transmission systems or uplinking facilities, could have a material adverse effect on our business and operations.
We are dependent on complex technologies in other parts of our business, including our customer relationship management systems, broadcast and conditional access systems, advertising sales, supply chain management systems and our telecommunications network infrastructure, including WAN, LLU, CISCO core IP network, Marconi/Alcatel optical network and complex application servers.
In terms of the delivery of our broadcast services, we are reliant on a third party telecommunications infrastructure to distribute the content between our head offices at Isleworth and our primary and secondary uplink sites at Chilworth and Fair Oak.
In addition, our network and other operational systems are subject to several risks that are outside our control, such as the risk of damage to software and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of additional factors.
Any failure of our technologies, network or other operational systems or hardware or software that results in significant interruptions to our operations could have a material adverse effect on our business.
There is a large existing population of digital satellite reception equipment used to receive our services, including digiboxes and ancillary equipment, in which we have made a significant investment and which is owned by our customers (other than the smart cards and the software in the digiboxes, to which we retain title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should we need to or wish to upgrade significantly the existing population of digiboxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on our business.
The deployed digiboxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. We have, to date, been able to carry out software downloads from time to time to reconfigure the memory utilisation in these digiboxes in order to accommodate additional and increasingly complex services. If this course of action was not available to us, we may be limited in our ability to upgrade the services available via our digiboxes, such as interactive services and the EPG.
Failure of key suppliers could affect our ability to operate our business.
We are reliant on a consistent and effective supply chain to meet our business plan commitments and to continue to maintain our network. A failure to meet our requirements or delays in the development, manufacture or delivery of products from suppliers, discontinuance of products or services, or deteriorating support quality, may affect our ability to deliver our products and services. No assurance can be given that a broad economic failure or decline in quality of equipment suppliers in our industry will not occur. Any such occurrence could have a material adverse effect on our business.
Sky Talk relies on telecommunications services from network operator THUS plc and failure on the part of THUS plc to meet our requirements for whatever reason may affect our ability to deliver our telephony services to Sky Talk subscribers.
We use a series of Openreach (a BT group business) products within our LLU plans. These are the colocation space and associated facilities to house the central office equipment (co-mingling), backhaul circuits to connect that equipment to our network (BES) and, finally, individual copper lines that go between the central office equipment and the end user’s house (primarily SMPF lines). Outside of our LLU areas we use BT Wholesale’s IPstream “bitstream” product to provide broadband connectivity to end users.
We purchase these from Openreach under terms and conditions outlined within the Ofcom Telecoms Strategic Review (“OTSR”) settlement between Ofcom and BT. This legally binding settlement referred to as the “Undertakings”, stipulates that we buy these products on a fully equivalent basis when compared to other operators (including other parts of BT) who supply broadband, telephony and network products and services. Ofcom has set up an “Equality of Access Board” whose role is to monitor and ensure that all Equivalence of Input requirements agreed in the Undertakings are being enacted. Ofcom also monitors the implementation of the Undertakings. Despite the requirements of the Undertakings, and other specific Ofcom regulatory obligations, failure by either Openreach or BT Wholesale to provide its products to us on a fully equivalent basis could have a material adverse effect on our business.
We are reliant on encryption and other technologies to restrict unauthorised access to our services.
Direct DTH access to our services is restricted through a combination of physical and logical access controls, including smart cards which we provide to our individual DTH subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart cards sooner than otherwise planned. Although we work with our technology suppliers to ensure that our encryption and other protection technology is as resilient to hacking as possible, there can be no assurance that it will not be compromised in the future. We are reliant also upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which we make available to them.
Our network and other operational systems rely on the operation and efficiency of our computer systems. Although our systems are protected by firewalls, there is a risk that our business could be disrupted by hackers or viruses gaining access to our systems. Any such disruption, and any resulting liability to our customers, could have a material adverse effect on our business.
We undertake significant capital expenditure projects, including technology and property projects.
In July 2006, we announced expected capital expenditure of approximately £250 million in the first two years in relation to our broadband network and services. In August 2004, we announced an incremental capital expenditure programme of approximately £450 million, which was to be incurred over four years in support of our growth strategy. This expenditure is in addition to core capital expenditure, which is expected to be approximately £100 million per annum. As is common with capital expenditure projects of such scale, there is a risk that they may not be completed as envisaged, either within the proposed timescales or budgets, or that the anticipated business benefits of the projects may not be fully achieved.
We, in common with other services providers that include third party services which we retail, rely on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.
Our services largely comprise content in which we own, or have licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our rights over this content. However, we cannot assure you that our rights will not be challenged, invalidated or circumvented or that we will successfully renew our rights. Third parties may be able to copy, infringe or otherwise profit from our rights or content which we own or license, without our, or the rightsholder’s, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our rights relating to our on-line businesses and other digital technology rights.
We generate wholesale revenues from a limited number of customers.
Our wholesale customers, to whom we offer the Sky Channels and from whom we derive our wholesale revenues, have comprised principally ntl and Telewest, which merged in 2006. Economic or market factors, regulatory intervention, or a change in strategy relating to the distribution of our channels, may adversely influence the Group’s wholesale revenues and other revenues which we receive from ntl:Telewest in connection with such supply, which may negatively affect our business. The agreements with ntl:Telewest for the supply of certain of our channels were extended during calendar year 2006 and are due to expire in calendar year 2007 and thus we currently we cannot predict with certainty the outcome of any negotiations between us and ntl:Telewest to renew those agreements.

We are subject to a number of medium and long-term obligations.
We are party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, our transponder agreements) which impose financial and other obligations upon us. Were we unable to perform any of our obligations under these agreements and/or arrangements, it could have a material adverse effect on our business.
REGULATORY UPDATE
European Commission Investigation — Football Association Premier League
The European Commission’s investigation into the Football Association Premier League’s (“FAPL”) joint selling of exclusive broadcast rights to football matches concluded with the European Commission’s adoption, in March 2006, of a decision making commitments offered by the FAPL legally enforceable. These commitments (a non-confidential version of which has been made available to third parties) are to remain in force until June 2013 and thus applied to the FAPL’s auction of media rights for the 2007/08 to 2009/10 seasons and will apply to subsequent auctions of rights. Among other things, the commitments provide for the FAPL to sell a number of packages of media rights, showcasing the League as a whole throughout each season. They provide for live TV rights to be sold in six balanced packages, with no one bidder being allowed to buy all six packages and packages being sold to the highest standalone bidder. The commitments also create more evenly balanced packages of rights and increase the availability of rights to broadcast via mobile phones.
The Group has been awarded four of the six packages of rights to show live coverage of FAPL football matches in the UK for the 2007/08 to 2009/10 seasons.
The decision is binding on the FAPL for the duration of the commitments, but does not bind national competition authorities or national courts. The Commission’s decision does not address competition issues which may arise from contracts for rights in relation to FAPL matches from the 2007/08 season onwards: any such issues could be assessed separately under the competition rules at either a European or national level.
Ofcom Guidelines on Technical Platform Services
In September 2006, Ofcom published new Guidelines and an Explanatory Statement on the “Provision of Technical Platform Services”, which, following consultation, replaced the previous guidelines entitled “The pricing of conditional access services and related issues” (which had originally been issued by Oftel in May 2002). The new Guidelines set out how Ofcom would normally interpret the requirement on the Group to ensure that its terms, conditions and charges for providing conditional access services, electronic programme guide services and access control services (which, collectively, Ofcom refers to as “Technical Platform Services”) are fair, reasonable and non-discriminatory. Ofcom indicates in the new Guidelines that, in the event of a dispute or complaint about the terms, conditions and charges for the Group’s Technical Platform Services, Ofcom would normally expect to follow the guidance in its Guidelines when interpreting the meaning of what is fair, reasonable and non-discriminatory.
In December 2006, in response to the new Guidelines, the Group issued broadcasters with revised terms and conditions for the provision of certain Technical Platform Services, and published a new rate card setting out revised charges for broadcasters.
Review of wholesale digital television broadcasting platforms
In October 2006, Ofcom published a document setting out the scope and timetable for a review of wholesale digital television broadcasting platforms. Ofcom indicated that it intends to undertake an analysis of relevant markets and to assess market power in such markets. Ofcom anticipates that the analysis will be used to inform regulation of conditional access, access control and EPG listing regulation, and to review the competition conditions in the DTT multiplex licences. Ofcom will first carry out research and then expects to publish two consultations during 2007. It expects to publish a final statement in

December 2007. Subsequent to the publication of the document setting out the scope and timetable for the market review, the Group received a request for information from Ofcom. At this stage, the Group is unable to determine whether Ofcom’s market review will have a material effect on the Group.
The Group’s investment in ITV
In November 2006, the Group acquired a stake of 17.9% in ITV plc (“ITV”). This investment is currently being reviewed by Ofcom to assess whether it amounts to a “relevant change of control” under s.351 Communications Act 2003. If Ofcom considers that a “relevant change of control” has taken place, it must carry out a review into ITV’s ability to satisfy various broadcasting-related obligations stipulated in that section.
The investment is also being reviewed by the Office of Fair Trading (“OFT”) and Department of Trade & Industry under the merger provisions of the Enterprise Act 2002 to assess whether it could amount to a “relevant merger situation” that has resulted, or may be expected to result, in a substantial lessening of competition, and/or raises media public interest considerations. In January 2007, the OFT announced that it had reached a provisional belief that it may be the case that a “relevant merger situation” has been created.
If the OFT or the Secretary of State for Trade & Industry considers that the investment raises competition or media public interest issues, the investment can be referred to the Competition Commission for further investigation. If the Competition Commission finds that the investment results in a substantial lessening of competition and/or raises media public interest considerations, a range of remedies are available to address such concerns. At this stage, the Group is unable to determine whether this investigation could have a material adverse effect on the Group or its investment in ITV.
ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
The following discussion and analysis is based on, and should be read in conjunction with, the condensed interim financial statements, including the related notes, contained in Item 4 “Condensed Interim Financial Statements”. The financial statements have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. Item 5 “Summary of Differences Between IFRS and US GAAP” provides a description of the significant differences between IFRS and US GAAP as they relate to our business, and provides a reconciliation from IFRS to US GAAP.
OVERVIEW AND RECENT DEVELOPMENTS
During the half year ended 31 December 2006 (“the current period”) total revenue increased by 10% compared to the half year ended 31 December 2005 (“the prior period”) to £2,220 million. Operating profit for the current period was £395 million, resulting in an operating profit margin of 18%, compared to 21% in the prior period. Profit after tax for the period was £246 million, generating basic earnings per share of 14.0 pence, compared to 14.9 pence in the prior period.
At 31 December 2006, the total number of DTH subscribers in the UK and Ireland was 8,441,000, representing a net increase of 265,000 subscribers in the current period.
At 31 December 2006, the total number of Sky+ households was 1,968,000, 23% penetration of total DTH subscribers, representing growth of 415,000 in the current period. The rapid growth of Sky+ highlights increasing demand from customers for the ability to take control of their television viewing. The number of Multiroom households also continued to grow strongly, increasing by 179,000 in the current period to 1,226,000, 15% penetration of total DTH subscribers.
The Group launched high definition TV services on 22 May 2006 and there were 184,000 Sky HD subscribers at 31 December 2006, our fastest selling new television product.

DTH churn (annualised) for the current period was 11.8% (31 December 2005: 11.1%), reflecting the decision made during the period to reduce viewing package discounts in retention and acquisition. We define DTH churn as the number of DTH subscribers over a given period who terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription).
The number of Broadband subscribers at 31 December 2006 was 193,000. The total number of customer bookings registered by the end of the current period was 252,000 (representing the number of customers that have requested our broadband product, passed pre-sale checks and have been accepted by our booking system and invoiced for any relevant activation fees), and we expect the level of gross customer bookings per week to increase in the remainder of the current fiscal year. Although we are still in the early stages of our Broadband plan, around 20% of Broadband customers were new to Sky. The number of subscribers to our telephony package, Sky Talk, reached 223,000 by the end of the current period.
By the end of the current period, we had unbundled 740 telephone exchanges (representing 48% network coverage), and we expect to achieve 70% coverage by the end of fiscal 2007. In the current period we have managed our rate of service provisioning in order to maintain high standards of customer service. On average, around 90% of customers are being connected within 15 working days. Initial challenges, including development of our e-sales system, meant that the provisioning of broadband lines was slower than we had hoped for in the months of November and December. We have completed our disaster recovery plan and consolidated several existing data centres into two sites, Chilworth and Easynet’s facility in Amsterdam. We have also continued to invest in our customer contact centres.
The launch of our Broadband product was endorsed by our new partnership with Google, announced in December 2006. The wide-ranging set of multi-year agreements will allow us to provide a customised experience for Broadband users. Under these agreements, Sky will deploy Google’s suite of search, advertising, communications and video services, tailored and branded for Sky’s Broadband platform.
On 17 November 2006, we acquired 696 million shares in ITV, representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The total consideration paid amounted to £946 million, and was funded from our existing cash balances and our previously undrawn revolving credit facility. ITV is one of Europe’s premier broadcasting and production businesses, and holds substantial potential for long-term value creation. This investment is currently being reviewed by Ofcom, the OFT and Department of Trade & Industry (for further details see Item 1 “Key Information – Regulatory Update”).
On 23 January 2007, we announced that all conditions of our cash offer for the entire issued share capital of 365 Media Group plc (“365 Media”) had been satisfied or waived, and accordingly the offer was declared unconditional in all respects. The acquisition of 365 Media enhances our existing online strategy, adding to our portfolio of online assets, increasing our exposure to high growth revenue streams and providing a broader platform to promote our gaming and betting activities as well as our other sports related offerings.
Corporate
The Board of Directors is proposing an interim dividend of 6.6 pence per ordinary share, representing growth of 20% over the prior period interim dividend. The ex-dividend date will be 28 March 2007, and the interim dividend will be paid on 24 April 2007 to shareholders of record on 30 March 2007.
During the current period we repurchased for cancellation 38 million ordinary shares for a total consideration of £214 million, including stamp duty and commissions, which completed the authority granted by the Company’s shareholders at the Annual General Meeting on 4 November 2005.
On 16 October 2006, we repaid the first bond we issued. The US$300 million bond carried a coupon of 7.3% and was issued in October 1996.

OPERATING RESULTS
Revenues
Our principal revenues result from retail subscription, wholesale subscription, the sale of advertising on our wholly-owned channels and websites, the provision of interactive betting and games and installation, hardware and service revenues.
Our retail subscription revenues are a function of the number of DTH subscribers, the mix of services taken and the rates charged. Revenues from the provision of pay-per-view services, which include Sky Box Office, are included within retail subscription or wholesale subscription revenues, as appropriate. Retail subscription revenues also include residential broadband subscription fees and Sky Talk revenues.
Our wholesale subscription revenues, which are revenues derived from the supply of Sky Channels to cable platforms, are a function of the number of subscribers on cable operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.
Our advertising revenues are mainly a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on a Sky Channel, together with the quality of impacts delivered, and overall advertising market conditions. Advertising revenues also include commissions earned by us from the sale of advertising on those third-party channels for which we act as sales agent.
Sky Bet revenues represent our income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts.
Installation, hardware and service revenues include income from installations, digibox sale revenues (including the sale of HD, Sky+ and Multiroom digiboxes), service call revenues and warranty revenues.
Other revenues principally include income from online advertising, telephony income from the use of interactive services (e.g. voting and games), text services, platform services revenue (including conditional access and access control charges made to customers on the Sky digital platform and electronic programme guide fees), Easynet Enterprise revenue and customer management service fees.
Operating expenses
Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management and administration costs.
Programming represents the largest single component of our costs. Programming costs include payment for: (i) licences of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH subscribers. The methods used to amortise programming stock are described in the “Critical Accounting Policies” section below.
Under our pay television agreements with the US major movie studios, we pay a US dollar-denominated licence fee per movie calculated either on a fixed fee per movie basis, or in the case of the majority of the studio output titles, on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the current period, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see Item 3 “Quantitative and Qualitative Disclosures about Market Risk — Foreign exchange rates”). Offering multiplexed versions of our movie channels on the DTH platform and on digital cable incurs no additional variable rights fees.
Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay a fixed fee or no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of subscribers receiving specific packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates and/or the number of channels distributed.
Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual cost of the satellite transponders which we use. The most significant components of transmission and related functions costs are transponder rental costs relating to the SES Astra satellites and Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilities. Transmission and related functions also include the cost of operating the existing Easynet network.
Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-line spend (which relates to growth and maintenance of the subscriber base, including commissions payable to retailers and other agents for the sale of subscriptions and the costs of our own direct marketing to our existing and potential subscribers); and (iii) the cost of providing free or subsidised digital satellite reception equipment to new customers and the installation cost in excess of the relevant amount actually received from such customers.
Subscriber management costs include customer management costs, supply chain costs and associated depreciation. Customer management costs are those associated with managing new and existing subscribers, including subscriber handling and subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and new products purchased by subscribers, such as HD, Sky+ and Multiroom digiboxes, including smart card costs. Customer management costs and supply chain costs are largely dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free or subsidised digital satellite reception equipment and the installation cost to us in excess of the amount actually received from the customer for such equipment and installation, as these costs are included within marketing costs.
Administration costs include channel management, facilities and other operational overhead and central costs, and the cost of awards granted under our employee share option schemes.
For certain trend information related to our operating expenses, see “Trends and other information” below.
HALF YEAR ENDED 31 DECEMBER 2006 COMPARED TO HALF YEAR ENDED 31 DECEMBER 2005
Revenues
The Group’s revenues can be analysed as follows:

	Half year ended		Half year ended
	31 December 2006		31 December 2005
	£ million	%	£ million	%
Retail subscription	1,638	74	1,557	77
Wholesale subscription	109	5	112	6
Advertising	171	8	171	8
Sky Bet	20	1	16	1
Installation, hardware and service	119	5	70	3
Other	163	7	90	5
	2,220	100	2,016	100

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those reported at the half year ended 31 December 2005.

Retail subscription revenues
The increase of 5% in retail subscription revenues in the current period was driven by a 5% increase in the average number of DTH subscribers, partly offset by a small decline in average retail revenue per subscriber due to the cumulative impact of previous viewing package discounts to new and existing customers in the current period. Included within retail subscription revenues are £19 million of Sky Broadband revenues, and £2 million from the consolidation of Easynet Enterprise.
The total number of UK and Ireland DTH subscribers increased by 265,000 in the current period, to 8,441,000. This was a result of an increase in gross subscriber additions by 45,000 to 757,000 in the current period, partly offset by DTH churn for the period (annualised) of 11.8% (half year ended 31 December 2005: 11.1%).
Wholesale subscription revenues
Wholesale subscription revenues decreased by £3 million compared to the prior period. This reflects a further reduction in the number of premium cable television subscribers, which more than offsets the changes to premium wholesale prices in September 2005 and September 2006.
At 31 December 2006, there were 4,002,000 (at 31 December 2005: 3,889,000) UK and Ireland cable subscribers in total to our programming.
Advertising revenues
Advertising revenues of £171 million were in line with the prior period, reflecting a further increase in Sky’s share of the UK television advertising sector, despite a decline in the sector overall. Our performance was driven by a higher viewing share for those channels for which we sell advertising airtime, up from 12.7% in the six months to December 2005 to 13.9% in the six months to December 2006.
Sky Bet revenues
Sky Bet revenues increased by 25% compared to the prior period as a result of growth in internet sports betting and television games.
Installation, hardware and service revenues
Installation, hardware and service revenues increased by 70% compared to the prior period due to strong gross customer additions and customer upgrades, as well as a higher proportion of premium priced hardware sales. Included within installation, hardware and service revenues are £2 million of residential broadband revenues.
Other revenues
Other revenues of £163 million increased by £73 million compared to the prior period. This increase reflected the inclusion of £75 million of revenue generated by the enterprise business of Easynet (which was acquired in January 2006), £1 million of revenue from Sky Broadband, partly offset by lower interactive, voting and Sky Magazine revenue.

Operating expenses
The Group’s operating expenses can be analysed as follows:

	Half year ended		Half year ended
	31 December 2006		31 December 2005
	£ million	%	£ million	%
Programming	748	41	810	51
Transmission and related functions	181	10	87	5
Marketing	375	21	332	21
Subscriber management	313	17	219	13
Administration	208	11	154	10
	1,825	100	1,602	100

Programming
Sky Sports channels’ programming costs increased by 9% to £415 million in the current period from £380 million in the prior period due to an increased level of live coverage and a wider sports offering following the addition of the new ECB cricket contract, with the first summer of exclusive live coverage of all domestic, international and county cricket, and the occurrence of the Ryder Cup, a biennial event, in the current period.
Sky Movies channels’ programming costs decreased by 10% to £143 million in the current period from £159 million in the prior period, reflecting savings generated from contract renewals and a £2 million foreign exchange benefit resulting from a more favourable average rate at which US dollars were purchased.
Third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels and Premium Sky Distributed Channels, decreased by 7% to £156 million in the current period from £167 million in the prior period. This saving has been generated by the renewal of some of our contracts on improved terms during the current period, and FilmFour’s re-launch as a subscription-free channel.
News and entertainment programming costs decreased by 5% to £99 million in the current period from £104 million in the prior period, due to timing differences in the scheduling of Sky One programming.
Included within programming expense for the current period is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements. This item was previously disclosed as a contingent asset.
Transmission and related functions
Transmission and related costs increased by £94 million, as a result of the consolidation of Easynet network costs of £54 million (Easynet was acquired in January 2006) and broadband costs totalling £35 million.
Marketing
Marketing costs increased by £43 million compared to the prior period. This increase was driven by an increased number of gross additions during the period and an increased number of existing customers taking product upgrades, partly offset by some supply chain savings. Included within total marketing expense for the current period are broadband costs totalling £29 million and £2 million of Easynet costs.
Subscriber management
Subscriber management costs increased by £94 million compared to the prior period. Of the total increase,

£66 million related directly to increased installation costs and higher call centre costs and depreciation relating to the implementation of new customer management systems brought into use in September 2005. Also included within subscriber management expenses for the current period are broadband costs totalling £21 million and £7 million of Easynet costs.
Administration
Administration costs increased by £54 million compared to the prior period. This is a result of the consolidation of £25 million of Easynet costs, £10 million of broadband administration expenses, and higher depreciation charges from infrastructure and contact centre investment, and higher information technology and share option costs.
Included within administration expense for the half year ended 31 December 2006 is £6 million of expense relating to the legal costs of the Group’s claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure (for further details see “contingent assets” below). We currently expect to incur costs of around £20 million during the current fiscal year.
Operating profit and operating margin
Operating profit decreased by 5% to £395 million in the current period from £414 million in the prior period. This decrease was driven by the increase in operating expenses, primarily due to the increase in transmission and related functions and subscriber management costs, and the consolidation of Easynet and broadband expenses as detailed above, partly offset by the increase in retail subscription and other revenues, as detailed above.
Operating margin (calculated as total revenues less all operating expenses as a percentage of total revenues) for the current period was 18%, compared to 21% in the prior period.
Joint ventures and associates
Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement. Our share of the net operating results from joint ventures and associates was in line with the prior period.
Investment income
Investment income increased by 20% to £24 million in the current period from £20 million in the prior period. This increase was primarily due to higher levels of cash on deposit, subsequent to the issue of Guaranteed Notes in October 2005.
Finance costs
Finance costs increased by 35% to £69 million in the current period from £51 million in the prior period. This increase was primarily a result of an increase in our total borrowings, which increased following the issue of Guaranteed Notes in October 2005, and interest payments on the Group’s revolving credit facility which was drawn down in November 2006. These increases were partly offset by a £4 million favourable movement on the remeasurement of derivative financial instruments not qualifying for hedge accounting compared to the prior period.
Taxation
The total tax charge for the current period of £110 million comprises a current tax charge of £95 million and a deferred tax charge of £15 million.

Profit for the period
Profit for the current period was £246 million compared with £274 million in the prior period, mainly as a result of a decrease in operating profit of £19 million and an increase in finance costs of £18 million, partially offset by a decrease in taxation of £6 million.
Earnings per share
Basic and diluted earnings per share were 14.0 pence in the current period, a decrease of 0.9 pence compared to the prior period. The decrease in profit for the period was partly offset by the effect of our share buy-back programmes. During the prior period, a total of 45 million shares were repurchased for cancellation, and during the current period 38 million shares were repurchased.
Adjusted basic earnings per share were 11.3 pence in the current period, a 23% decrease compared to the prior period. For a reconciliation from earnings per share to adjusted earnings per share, see note 4 to the condensed interim financial statements in Item 4 “Condensed Interim Financial Statements”.
31 DECEMBER 2006 BALANCE SHEET COMPARED TO 30 JUNE 2006 BALANCE SHEET
Goodwill increased by £22 million, from £637 million at 30 June 2006 to £659 million at 31 December 2006, due to completion of a number of acquisitions during the period (for further details see note 8 to the condensed interim financial statements in Item 4 “Condensed Interim Financial Statements”).
Property, plant and equipment and intangible assets increased by £65 million, from £737 million at 30 June 2006 to £802 million at 31 December 2006, primarily due to £156 million of additions in the period, including investment in the broadband network, partly offset by depreciation and amortisation of £91 million.
Available for sale investments increased by £769 million in the period from £2 million at 30 June 2006 to £771 million at 31 December 2006, primarily due to the acquisition of shares in ITV on 17 November 2006 and the acquisition of 29.6% of the issued share capital of 365 Media following our recommended cash offer on 15 December 2006. These investments have been revalued to their current market value as at 31 December.
Current assets decreased by £496 million, predominantly due to a £859 million reduction in our cash and short-term deposits balances following the acquisition of shares in ITV, the completion of our share buy-back programme and the repayment of our US$300 million Guaranteed Notes in October 2006, partly offset by a £285 million increase in inventories due to timing of invoicing and payments for the FAPL agreement.
Current liabilities increased by £650 million, due to the £550 million draw down of our revolving credit facility to partly fund the acquisition of shares in ITV and an increase in trade and other payables of £222 million mainly due to the timing of invoicing and payments for the FAPL agreement, partly offset by the repayment of our US$300 million Guaranteed Notes in October 2006, which was included within current liabilities at June 2006.
Non-current borrowings decreased by £74 million, from £1,825 million at 30 June 2006 to £1,751 million at 31 December 2006, primarily due to a weakening of the US dollar reducing the carrying value of our US dollar denominated borrowings.
FOREIGN EXCHANGE
For details of the impact of foreign currency fluctuations on our results of operations, see Item 3 “Quantitative and Qualitative Disclosures About Market Risk — Foreign exchange rates”.

CONTINGENT ASSETS
The Group has served a claim for a material amount against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.
CONTINGENT LIABILITIES
The Group has contingent liabilities by virtue of its investments in joint ventures and associates that are unlimited companies, or partnerships, which include The History Channel (UK), Paramount UK and NGC-UK. The Group’s share of contingent liabilities of its joint ventures and associates incurred jointly with the other investors is nil (30 June 2006: nil).
We do not expect any material loss to arise from the above contingent liabilities.
LIQUIDITY AND CAPITAL RESOURCES
An analysis of the movement in our net debt (including related fees) is as follows:

				As at 31
	As at 1 July	Cash	Non-cash	December
	2006	movements	movements	2006
	£ million	£ million	£ million	£ million
Current borrowings	163	387	(2)	548
Non-current borrowings	1,825	(1)	(73)	1,751

Debt	1,988	386	(75)	2,299

Borrowings-related derivative financial instruments	236	(27)	36	245
Cash and cash equivalents	(816)	414	—	(402)
Short-term deposits	(647)	445	—	(202)

Net debt	761	1,218	(39)	1,940

Our long-term funding comes primarily from our issued equity and US dollar and sterling-denominated public debt raised in 1999 and 2005. As at 31 December 2006, net debt was £1,940 million. The public bond debt issued in 1999 is repayable in 2009, and we currently believe that our financial position will enable us to meet our repayment requirements. The public bond debt issued in 2005 (which is repayable in 2015, 2017 and 2035) has been, and will continue to be, used for general corporate purposes, for the refinancing of maturing debt and to extend the maturity profile of our debt. In addition, we may use proceeds of the offering for acquisitions of businesses and/or assets in support of our strategy including in relation to content, technology and distribution. On 16 October 2006, the Group made a cash payment of £189 million for the repayment of US$300 million aggregate principal amount of Guaranteed Notes paying 7.300%, which were issued in October 1996. For details of our treasury policy and use of financial instruments see Item 3 “Quantitative and Qualitative Disclosures About Market Risk”. Net debt is a non-GAAP measure that has been provided because we believe that it gives a more relevant indication of our underlying financial position.
We periodically review the terms on which financing is likely to be available from public and private sources, as well as our anticipated cash needs. On the basis of this review, we may raise additional long-term financing during the remainder of fiscal 2007. Any such financing will be subject to the negotiation of terms and conditions acceptable to us, and we can give no assurance that such financing will occur.
Our principal source of liquidity is our cash generated from operations combined with access to the £1 billion (30 June 2006: £1 billion) Revolving Credit Facility (“RCF”), which we entered into in

November 2004. At 31 December 2006, this facility was drawn-down by £550 million (30 June 2006: nil). Our cash generated from operations for the current period was £365 million (half year ended 31 December 2005: £514 million) (for further details, see “Cash flows” below). We expect to continue to generate significant operating cash inflow during calendar year 2007 (for further details, see “Trends and other information” and “Tabular disclosure of contractual obligations” below), subject to the factors described within Item 1 “Key Information – Risk Factors”.
At 31 December 2006, the Group had in issue the following publicly-traded Guaranteed Notes:
US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into a further interest rate hedging arrangement in respect of £61.2 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group will pay floating six months London Inter-Bank Offer Rate (”LIBOR”) plus a margin of 3.490% on £61.2 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further interest rate hedging arrangement in respect of an additional £61.2 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable was 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverted to a fixed 8.180%. In February 2005, the 7.950% interest rate on this swap was renegotiated to 8.020% with all other aspects of the swap remaining unchanged.
£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.
US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002, the Group entered into further swap arrangements relating to £63.5 million of this debt. These arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months LIBOR plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. After July 2004, the margin over LIBOR increases from 2.460% to 2.840%. In order to increase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt, the effect of which was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the rate shall revert back to 7.653%. At 31 December 2006, none of the floor levels had been breached; therefore, the Group continues to pay the relevant floating rates.
US$750 million of 5.625% Guaranteed Notes, repayable in October 2015, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£428 million), which carry interest at an average fixed rate of 5.401% until maturity, payable semi-annually. The Group also entered into further interest rate hedging arrangements in respect of £257 million of this swapped debt. The effect of these arrangements was that, from October 2005 until October 2015, the Group will pay an average floating rate of six months LIBOR plus a margin of 0.698% on £257 million of its swapped debt.
£400 million of 5.750% Guaranteed Notes, repayable in October 2017, which were issued in October 2005. The fixed coupon is payable annually. On 14 June 2006, the Group entered into an interest rate hedging arrangement in respect of £20 million of this debt. The effect of the hedging arrangement is that, from October 2006 until October 2009, the Group will pay floating six months LIBOR plus a margin of 0.325% on £20 million of its debt. On the same date, the Group entered into a further interest rate hedging arrangement in respect of £10 million of this debt, to take effect from October 2009 and mature in October

2017. Under the terms of this swap, the Group will pay floating six months LIBOR plus a margin of 0.325%. However, at each annual reset date from October 2009 to October 2017, the counterparty to this transaction has the right to cancel the transaction with immediate effect.
US$350 million of 6.500% Guaranteed Notes, repayable in October 2035, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£200 million) at an average fixed rate of 5.826%, payable semi-annually.
In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement).
The RCF contains certain financial covenants which are tested at the end of each six-monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). The Group must currently maintain these ratios as follows:
•	Net Debt to EBITDA must be no more than 3:1

•	EBITDA to Net Interest Payable must be at least 3.5:1.
At 31 December 2006, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 1.9:1. In the current period, the ratio of EBITDA to Net Interest Payable (as defined in the loan agreement) was 9.84:1.
The US$650 million of 8.200% Guaranteed Notes, £100 million of 7.750% Guaranteed Notes and US$600 million of 6.875% Guaranteed Notes were issued by the Company and are guaranteed by British Sky Broadcasting Limited (“BSkyB Limited”) and Sky Subscribers Services Limited (“SSSL”). The US$750 million of 5.625% Guaranteed Notes, US$350 million of 6.500% Guaranteed Notes and £400 million of 5.750% Guaranteed Notes were issued by BSkyB Finance UK plc and are guaranteed by the Company, BSkyB Limited and SSSL. The Company’s RCF is guaranteed by BSkyB Limited, SSSL and BSkyB Investments Limited.
Cash flows
During the current period, cash generated from operations was £365 million, compared with an inflow of £514 million in the prior period. The decrease in operating cash inflow was principally driven by a working capital outflow of £121 million and by a reduction in operating profit of £19 million. Working capital was impacted primarily by timing differences on the £65 million receivable due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements, and by earlier payments to suppliers relative to the prior period, in order to take advantage of early payment discounts. Net cash generated from operating activities was further impacted by an increase in interest received and a reduction in taxation paid.
During the current period, payments for property, plant and equipment and intangible assets were £158 million, compared with £94 million in the prior period, following further progress on a number of capital expenditure and infrastructure projects. A total of £91 million has been invested in residential broadband and Easynet, and £18 million was invested to progress the Group’s property and infrastructure projects. We also made payments totalling £8 million in the year to a third party for development of encryption technology, which have been capitalised as intangible assets. The remaining £41 million was spent on a number of projects, such as IS infrastructure, broadcast equipment and the development of new products and services.
Purchases of available-for-sale investments of £975 million in the current period comprised the acquisition of shares in ITV on 17 November 2006 for total consideration of £946 million, and the acquisition of shares in 365 Media for total consideration of £29 million, following the announcement of our recommended cash offer. During the prior period, purchases of available-for-sale investments of £51 million comprised the acquisition of shares following our recommended cash offer for the entire issued and to be issued share capital of Easynet Group plc on 21 October 2005.
During the current period, payments for the purchase of subsidiaries amounting to £19 million comprised the acquisitions of You Me TV Limited, News Optimus Limited and Aura Sports Limited (for further details see note 8 of the condensed interim financial statements in Item 4 “Condensed Interim Financial Statements”).
During the current period, the Group received proceeds of £550 million from the draw-down of the RCF. In the prior period, the Group issued Guaranteed Notes consisting of US$750 million aggregate principal amount of notes paying 5.625% interest, US$350 million aggregate principal amount of notes paying 6.500% interest and £400 million aggregate principal amount of notes paying 5.750% interest, resulting in a cash inflow of £1,014 million.
On 16 October 2006, the Group repaid US$300 million of 7.300% Guaranteed Notes, resulting in a cash outflow of £189 million, net of related derivative financial instruments.
On 4 November 2005, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 92 million Ordinary Shares of the Company. During the current period, the Company purchased, and subsequently cancelled, 38 million Ordinary Shares at an average price of 555 pence per share, with a nominal value of £19 million, for a consideration of £214 million. This represents 2% of called-up share capital at the beginning of the half year period under review. The buy-back authority was not renewed at the Company’s Annual General Meeting held on 3 November 2006.
During the current period, interest payments were £92 million, compared to £44 million in the prior period. This increase in payments reflects the increased level of indebtedness following the issue of new Guaranteed Notes in October 2005.
During the current period, we made equity dividend payments of £117 million, compared to £92 million in the prior period. We expect that future payments will increase in line with the Board’s expected dividend policy described in the “Trends and other information” section below.
The above cash flows, in addition to other net cash movements of £1 million and non-cash movements of £39 million, resulted in an increase in net debt of £1,179 million to £1,940 million.

Tabular disclosure of contractual obligations
A summary of our contractual obligations and commercial commitments at 31 December 2006 is shown below:

		Payments due by period
		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years
	£m	£m	£m	£m	£m
Obligation or commitment
Purchase obligations:
— Television programme rights (1)	3,123	983	1,720	414	6
— Other inventory	273	273	—	—	—
— Third party payments (2)	39	13	20	6	—
— Transponder capacity (3)	351	73	102	63	113
— Capital expenditure	10	10	—	—	—
— Other	9	6	3	—	—
Long-term debt (4)	2,246	550	736	—	960
Interest costs	1,114	134	225	130	625
Operating lease obligations (5)	182	33	40	31	78
Capital lease obligations (6)	66	1	1	1	63

Total obligations	7,413	2,076	2,847	645	1,845

For the avoidance of doubt, this table does not include obligations or commitments relating to employee costs.

(1)	Purchase obligations — Television programme rights

At 31 December 2006, we had minimum television programme rights commitments of £3,123 million (30 June 2006: £3,260 million), of which £689 million (30 June 2006: £667 million) related to commitments payable in US dollars for periods of up to six years (30 June 2006: six years).

An additional £263 million of commitments (30 June 2006: £363 million) would also be payable in US dollars, assuming that movie subscriber numbers remain unchanged from current levels. The pounds sterling television programme rights commitments in the prior year included similar per subscriber based price clauses that would have resulted in £2 million of additional commitments, assuming that movie subscriber numbers remain unchanged from current levels.

(2)	Purchase obligations — Third party payments

The third party payment commitments are in respect of distribution agreements for Sky Distributed Channels and are for periods of up to five years (30 June 2006: five years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at 31 December 2006 levels, the additional commitment would be £527 million (30 June 2006: £491 million).

(3)	Purchase obligations — Transponder capacity

Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both DTH subscribers and cable operators. The commitments are for periods of up to thirteen years (30 June 2006: fourteen years).

(4)	Long-term debt

Further information concerning long-term debt is given above in “Liquidity and Capital Resources” above.

(5)	Operating lease obligations

At 31 December 2006, our operating lease obligations totalled £182 million (30 June 2006: £144 million), the majority of which related to property leases.

(6)	Capital lease obligations

At 31 December 2006, our obligations under capital leases were £66 million (30 June 2006: £67 million). This primarily represents financing arrangements in connection with the customer management centre in Dunfermline, Scotland (which expires in March 2040) and the broadband network infrastructure (which expires in September 2020).
Trends and other information
The significant trends which have a material effect on our financial performance are outlined below.
The number of DTH subscribers increased by 265,000 in the current period to 8,441,000, compared to growth of 272,000 in the prior period. We expect growth in subscriber numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our target of 10,000,000 DTH subscribers in 2010. Sky+ and Multiroom subscribers both increased substantially in the period by 54% and 36% respectively, representing a penetration of total DTH subscribers of 23% and 15% respectively. Given the success of Sky+ over the last two years, we expect to reach our target of 25% Sky+ penetration of DTH subscribers three years early. We expect Multiroom subscriber growth to continue, consistent with achieving our target of 30% Multiroom penetration of DTH subscribers in 2010. On 22 May 2006, we launched our HD service, and at 31 December 2006 there were 184,000 subscribers to our HD service. We expect there to be substantial growth in the number of HD subscribers in the future. DTH churn for the current period (annualised) was 11.8%, reflecting the decision made during the period to reduce viewing package discounts. We expect the impact of this decision to be felt predominantly within the next six months. We launched our residential broadband service on 18 July 2006, and at 31 December 2006 there were 193,000 broadband subscribers. We expect there to be substantial growth in the number of residential broadband connections activated in the future. Price increases, the increased number of subscribers to our Multiroom and HD products and the launch of new services are expected to generate increased revenue on a per subscriber basis.
The operating margin for the current period was 18%, down from 21% in the prior period. We currently expect our operating margin to grow in the long term, as a result of the operational gearing of our business, as we expect total revenues to increase at a faster rate than operating costs. In the shorter term our operating margin will decline, primarily due to the continued development and launch of our residential broadband services. The associated increase in costs as we invest in new services will outweigh the positive contribution they will have on subscriber revenues in the earlier years.
During the current period, the number of cable homes receiving Sky Channels in the UK and Ireland increased by 104,000 to 4,002,000 following an increase of 17,000 in the prior period. We currently expect cable subscriber numbers to remain stable in the foreseeable future, although this is dependent on the strategies of the relevant cable companies, as they relate to the distribution of our channels (for further details see Item 1 “Key Information — Risk Factors”).
Advertising revenues for the current period were in line with the prior period. We currently expect that our share of UK television advertising revenue will continue to increase over the medium term, primarily as a result of increasing commercial impacts for those channels for which we sell airtime.
Sky Bet revenues increased by 25% in the current period. We expect Sky Bet revenues to continue to grow,

driven by interactive betting and gaming via the internet and television, and the launch of a poker product during the current fiscal year. Sky Bet is well positioned to take advantage of the changes in UK gambling laws and regulations following the passage of the Gambling Act in April 2005 and the issuance of UK remote gambling licences which are expected to occur in late 2007. We take active measures to try to ensure that persons resident in the US do not participate in our internet gaming and betting services. Such measures include geo-blocking software and credit card checks.
Installation, hardware and service revenues increased by 70% in the current period. We expect these revenues to continue to grow, driven by an increase in the number of broadband installations and an increased number of subscribers to our Multiroom and HD products.
Programming costs increased during the current period. Following our successful bid for four of the six available packages (each of 23 games) of exclusive live UK television rights to FAPL football from the beginning of the 2007/08 season to the end of the 2009/10 season, our expenditure on FAPL programming costs will increase in the future; however, we currently expect that total programming costs will increase at a slower rate than our revenues. We will continue to seek to reduce the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed. However, we do expect minor fluctuations depending upon the timing of individual programming agreements.
Transmission and related functions costs increased in the current period, and are expected to continue to increase in future periods at a higher rate than the growth in subscribers, resulting in an increased cost per subscriber, reflecting the costs of operating our HD service, the launch of residential broadband services and increased depreciation charges.
Marketing costs increased in the current and prior period. We expect marketing costs to increase in the shorter term, principally due to costs associated with the launch of our residential broadband services. Also included within marketing costs are the costs of providing free or subsidised digital satellite reception equipment and installation costs in excess of the relevant amount actually received from customers. It remains our current intention to continue the practice of providing free or subsidised digital satellite reception equipment and subsidising installation to new subscribers.
Subscriber management costs increased during the current period at a higher rate than in the prior period. We expect that subscriber management costs will increase at a higher rate over the next few years due to a greater proportion of Sky+ and HD customers, whose installations carry higher hardware costs than the standard installations, and increased costs associated with the launch of residential broadband services, partly offset by a reduction in the cost of standard digiboxes. Additionally, the new customer management systems which went into use in September 2005 have resulted in increased amortisation charges going forward. We are also investing in increasing the capacity of our contact centres, which is expected to result in an associated increase in the cost of subscriber management.
Administration costs increased in the current and prior periods, and are expected to continue increasing in the foreseeable future due to the growth in our overall business and higher depreciation charges relating to investment in our properties, including expenditure on broadcasting infrastructure.
The Directors are proposing an interim dividend for fiscal 2007 of 6.6 pence per share. The Group continues to be cash generative despite the projected reduction in short term earnings per share as a result of the investment in broadband. It is therefore the Board’s aim to maintain a progressive dividend policy through the broadband investment phase, resulting in continued real growth in dividend per share.
Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of our Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim dividend of the Company of £115 million declared in January 2007, relating to the period ended 31 December 2006, was resolved or proposed to be paid out of profits available for distribution generated from external cash receipts.

We currently believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed.
OFF-BALANCE SHEET ARRANGEMENTS
At 31 December 2006, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of the SEC.
RESEARCH AND DEVELOPMENT
During the current period, the Group made payments totalling £8 million to a third party for development of encryption technology (half year ended 31 December 2005: £7 million). The Group did not incur any other significant research and development expenditure in the current or prior period.
RELATED PARTY TRANSACTIONS
The Group conducts all business transactions with companies which are part of the News Corporation group (“News Corporation”), a major shareholder, on an arm’s length basis. During the current period the Group made purchases of goods and services from News Corporation totalling £91 million (half year ended 31 December 2005: £80 million) and supplied services to News Corporation totalling £10 million (half year ended 31 December 2005: £12 million).
During the current period the Group made purchases of goods and services from joint ventures and associates totalling £25 million (half year ended 31 December 2005: £23 million) and supplied services to joint ventures and associates totalling £8 million (half year ended 31 December 2005: £8 million).
For further details of transaction with related parties, see note 9 of the condensed interim financial statements in Item 4 “Condensed Interim Financial Statements”.
US GAAP RECONCILIATION
Profit for the current period under IFRS was £246 million (half year ended 31 December 2005: £274 million). Under US GAAP, net income was £238 million (half year ended 31 December 2005: £274 million). Shareholders’ deficit under IFRS at 31 December 2006 was £145 million (30 June 2006: equity of £121 million). Under US GAAP, shareholders’ equity was £456 million (30 June 2006: £759 million).
The principal differences between US GAAP and IFRS, as they relate to the Group, arise from the accounting for goodwill, deferred consideration, employee stock-based compensation, capitalisation of interest, derivatives, pre-consolidation results, debt issue costs and deferred taxation. For a further explanation of the principal differences between US GAAP and IFRS, see Item 5 “Summary of Differences Between IFRS and US GAAP”.
CRITICAL ACCOUNTING POLICIES
The application of IFRS often requires our judgement when we formulate our accounting policies and when presenting fairly our financial position and results in our condensed interim financial statements. Often, judgement is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particular assets, or in the timing of when a transaction is recognised. A description of our significant accounting policies is disclosed in note 1 of the consolidated financial statements in our Annual Report on Form 20-F for the year ended 30 June 2006 and our critical accounting policies are discussed below.
We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US

GAAP accounting policies that we have deemed to be critical are also critical under IFRS.
We consider that our accounting policies in respect of the following are critical:
Goodwill
Business combinations that have occurred since the IFRS Transition Date (1 July 2004) (“IFRS Transition Date”) are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Judgement is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including assumptions about future cash flows, discount rates and the lives of assets following purchase.
In respect of business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Deemed cost represents the goodwill’s carrying value under the Group’s UK GAAP accounting policies on the IFRS Transition Date.
Goodwill is stated at cost less any impairment losses and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment identified is recognised immediately in the income statement and may not subsequently be reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture.
At 31 December 2006, the carrying value of goodwill amounted to £659 million (30 June 2006: £637 million) and represented 16% (30 June 2006: 17%) of our total assets. Applying the impairment tests has not resulted in a charge for impairment in either the current or prior periods.
Judgement is required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting the appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.
The main difference between IFRS and US GAAP with respect to goodwill relates to the deemed cost of the goodwill in our balance sheets (see Item 5 “Summary of Differences Between IFRS and US GAAP” for further details).
Revenue and bad debt provisions
Selecting the appropriate timing and amount of revenue to be recognised requires judgement, and this may involve estimating the fair value of consideration before it is received.
The main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognised as the services are provided. Pay-per-view revenue is recognised when the event, movie or football match is viewed. Wholesale revenue is recognised as the services are provided to the cable companies and is based on the number of subscribers taking the Sky Channels, as reported to us by the cable companies, and the applicable wholesale prices. In the current period, retail and wholesale subscription revenues comprised 79% of total revenue (half year ended 31 December 2005: 83%).
Judgement is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered or on more detailed reviews of individually significant balances. As DTH subscribers are billed in advance and corrective action is taken early within the billing cycle, bad debts are a relatively low percentage of sales.
The remaining 21% of revenue (half year ended 31 December 2005: 17%) comprises advertising, Sky Bet, installation, hardware and service and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered or provided. Sky Bet revenues represent our income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts. There is no difference in the Group’s accounting for revenue and bad debt provisions between IFRS and US GAAP.
Property, plant and equipment and intangible assets
At 31 December 2006, property, plant and equipment and intangible assets represented 19% of our total assets (30 June 2006: 19%). Property, plant and equipment and intangible assets are stated at cost, net of accumulated depreciation or amortisation and any impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. When an item comprises major components having different useful lives, each component is accounted for as a separate asset.
The assessment of the useful economic lives of these assets requires judgement. Depreciation or amortisation is charged to the income statement based on the useful economic life selected. The assessment requires estimation of the period over which the Group will benefit from the assets.
Determining whether the carrying amount of these assets has any indication of impairment also requires judgement. If an indication of impairment is identified, further judgement is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate. There have been no material impairments in the current period.
IAS 38 “Intangible Assets”, specifies criteria for the recognition of intangible assets, including a detailed definition of costs that are capitalised in relation to internally generated assets. Determining whether assets meet the required criteria for initial capitalisation requires judgement. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.
The only difference between IFRS and US GAAP relates to the capitalisation of interest costs on funds invested in the construction of major capital assets (see Item 5 “Summary of Differences Between IFRS and US GAAP” for further details).
Amortisation of programming inventory
A significant proportion of programming costs relate to the amortisation of television programme rights. Programming costs constituted 41% of operating expenses in the current period (half year ended 31 December 2005: 51%). The key area of accounting for programming inventory requiring judgement is the assessment of the appropriate period over which to recognise the expense associated with the inventory in the income statement. This assessment requires consideration of the period over which the Group will benefit from the programming inventory, which may not be certain on initial recognition of the inventory.
Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Where contracts for sports rights provide for multiple seasons or competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile. Provisions are made for any programme rights which are surplus to our requirements or will not be shown for any other reason.

There is no difference in the Group’s treatment of amortisation of programme stock between IFRS and US GAAP.
Deferred tax
We recognise deferred tax assets and liabilities using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. The following temporary differences are not provided for: goodwill; the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit; and differences relating to investments in subsidiaries to the extent that it is not probable that they will reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.
The key area of deferred tax accounting requiring judgement is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether taxable profits are more likely than not to arise against which any deferred tax assets can be utilised.
If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying temporary difference becomes taxable or deductible, we could be required either to write down our deferred tax assets further, resulting in an increase in our effective tax rate and an adverse impact on our financial results, or to recognise additional deferred tax assets, resulting in a decrease in our effective tax rate and a positive impact on our financial results.
At 31 December 2006, we have recognised a deferred tax asset of £79 million (30 June 2006: £100 million) and have unrecognised deferred tax assets of £249 million (30 June 2006: £244 million) in respect of tax losses arising from trading, and £354 million (30 June 2006: £354 million) in respect of tax losses arising from capital disposals and provisions against investments. The Directors consider that at 31 December 2006 there was sufficient evidence to support the recognition of our deferred tax asset on the basis that it was probable that there would be suitable taxable profits against which this asset could be utilised and from which future reversals of underlying timing differences could be deducted.
The net deferred tax asset recognised under US GAAP has primarily differed in respect of deferred tax on IFRS to US GAAP adjustments and in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense (see Item 5 “Summary of Differences Between IFRS and US GAAP” for further details).
ITEM 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
Our treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, which receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is our policy that all hedging is to cover known risks and that no speculative trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by our internal audit team and by our Treasury Committee.
Our principal market risks are exposures to changes in interest rates and currency exchange rates, which arise both from our sources of finance and from our operations. Following evaluation of those market risks, we selectively enter into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps (“swaptions”) to hedge interest rate risks, and forward exchange contracts, currency options (collars) and similar financial instruments to hedge transactional currency exposures.
Interest rate risk
We have financial exposures to both UK and US interest rates, arising primarily from long-term bonds and other borrowings. Our hedging policy requires that between 50% and 75% of borrowings are held at fixed rates. This is achieved by issuing fixed rate bonds and then using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. Our bank debt is at floating rates, and, when drawn, means that the mix of fixed and floating rate debt fluctuates but is managed to ensure compliance with policy. At 31 December 2006, 56% of borrowings are held at fixed rates after hedging (30 June 2006: 75%). Certain of the swaption agreements can be cancelled prior to the maturity of the bonds to which they apply.
Our US dollar-denominated debt has all been swapped to pounds sterling using a combination of cross-currency and interest rate swap arrangements to convert both the principal amounts of debt, together with interest rate obligations, from dollars to sterling, at fixed exchange rates. The counterparties have a minimum long-term rating of “A” or equivalent from Moody’s and Standard & Poor’s. At 31 December 2006, the split of our aggregate borrowings into their core currencies was US dollar 52% and pounds sterling 48% (30 June 2006: US dollar 72% and pounds sterling 28%).
We have designated a number of cross-currency swap agreements as cash flow hedges of 81% (30 June 2006: 100%) of our exposure to US dollar interest rates on elements of our US dollar denominated Guaranteed Notes. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of the hedging reserve, outside profit or loss, and is reclassified into profit or loss in the same period during which the forecast transactions affect profit or loss (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the cumulative dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction are recognised directly in profit or loss.
We have designated a number of interest rate swap agreements as fair value hedges of 19% (30 June 2006: nil) of our exposure to US dollar interest rates on elements of our US dollar denominated Guaranteed Notes. The fair value adjustment of the hedged item is taken to the income statement. This is offset by movements in the fair value of the hedging instruments, which are also taken to the income statement. Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the cumulative dollar-offset approach.
Swaption agreements which convert fixed interest rates to floating interest rates and cross-currency swaps which convert floating rate US dollar interest to floating rate pounds sterling interest have not been designated as hedging instruments for hedge accounting purposes and, as such, movements in their value are recorded directly in profit and loss.
The fair value of our interest rate and currency hedging portfolio at 31 December 2006 was a £245 million net liability, with net notional principal amounts totalling £1,427 million. This compares to a £236 million net liability at 30 June 2006 and net notional principal amounts totalling £1,596 million.
In November 2004, we entered into a £1,000 million RCF. At 31 December 2006, the facility was drawn by £550 million (30 June 2006: undrawn). The facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% per annum above LIBOR, dependent on our leverage ratio of Net Debt to EBITDA (as defined in the loan agreement). The current applicable margin is 0.45% (30 June 2006 0.45%), which is based on a net debt to EBITDA ratio of 1.00:1 or below. Should the ratio increase above 1.00:1 and up to 2.00:1, the margin for future draw downs would increase to 0.50%, and above 2.00:1, the margin increases to 0.55%. The ratio of net debt to EBITDA at 31 December 2006 was 1.9:1 (30 June 2006: 0.8:1), indicating a margin of 0.50% for future draw downs (30 June 2006: 0.45%).

At 31 December 2006, a one percentage point movement in interest rates would result in a £6 million movement in our annual net finance cost, defined as annual investment income less finance charges (31 December 2005: £5 million) generated by interest receivable and payable on bank accounts, bank loan, RCF and interest swap and swaption agreements.
At 31 December 2006 and 31 December 2005, our annual finance costs would be unaffected by any change to our credit rating in either direction.
Foreign exchange rates
Our revenues are substantially denominated in pounds sterling, although a proportion of operating costs are denominated in US dollars. In the current period, 8% of operating costs (£141 million) were denominated in US dollars (half year ended 31 December 2005: 11% (£173 million)). These costs relate mainly to our programming contracts with US suppliers.
During the current period, we managed our currency exposure on US dollar denominated programming contracts by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead. All US dollar-denominated forward exchange contracts and collars entered into by us are in respect of firm commitments only and those instruments maturing over the year following 31 December 2006 represent approximately 80% (30 June 2006: 80%) of US dollar-denominated costs falling due in that period. At 31 December 2006, we had outstanding commitments to purchase, in aggregate, US$666 million (30 June 2006: US$626 million) at an average rate of US$1.83 to £1.00 (30 June 2006: US$1.81 to £1.00). In addition, collars were held relating to the purchase of a total of US$314 million (30 June 2006: US$336 million).
We have designated a number of forward exchange contracts and collars as cash flow hedges for up to approximately 80% (30 June 2006: 80%) of our exposure to US dollar payments on our programming contracts with US movie licensors for a period of five years, thereafter nil (30 June 2006: five years, thereafter nil). As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside profit or loss, and is transferred to the income statement as the forecast transactions affect profit or loss (i.e. when US dollar-denominated creditors are retranslated and related programming stock is amortised through the income statement). For collars, hedge accounting is only applied to changes in intrinsic value. For forward exchange contracts, hedge accounting is applied to changes in the full fair value. Any hedge ineffectiveness on the forward exchange contracts and collars is recognised directly in the income statement. The ongoing effectiveness testing is performed using the cumulative dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction would be recognised directly in the income statement. Certain forward exchange contracts and collars have not been designated as hedges and movements in their values continue to be recorded directly in the income statement.
Our primary euro exposure arises as a result of revenues generated from our subscribers in Ireland. Approximately 6% of total revenue in the current period (half year ended 31 December 2005: 4%) was denominated in euros. These euro-denominated revenues are offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals, the net position being a euro surplus.
31 million euros were exchanged for US dollars on currency spot markets during the current period (half year ended 31 December 2005: 38 million euros). We did not exchange any euros for pounds sterling during the period (half year ended 31 December 2005: 30 million euros). At 31 December 2006, 45 million euros (£30 million) have been retained by the Group (30 June 2006: 55 million euros (£37 million)).
It is our policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs. The impact on our annual profit of a 10% movement in pounds sterling against all currencies in which we have significant transactions is estimated to be a £3 million movement (half year ended 31 December 2005: £5 million movement) in the income statement, with a strengthening of pounds sterling resulting in a decrease in profits.

Credit risk
We are exposed to default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivatives held. However, as financial transactions and instruments are only executed with counterparties that are all ‘A’ long-term rating or better, and the Group’s policy is to ensure that investments are spread across a number of counterparties, these risks are deemed to be low.
Liquidity risk
To ensure continuity of funding, our policy is to ensure that available funding matures over a period of years. At 31 December 2006, 37% (30 June 2006: 35%) of our total available funding (including undrawn amounts on our RCF) was due to mature in more than five years.
At 31 December 2006, our RCF was drawn by £550 million (30 June 2006: undrawn). Our undrawn committed bank facilities, subject to covenants, are therefore as follows:

	At 31	At 30
	December	June
	2006	2006
	£m	£m

Expiring in more than three years but not more than four years	450	—
Expiring in more than four years but not more than five years	—	1,000

The facility has a maturity date of July 2010. On repayment of the £550 million currently drawn down, the full £1,000 million facility will be available to us, until its maturity date.

ITEM 4:
CONDENSED INTERIM FINANCIAL STATEMENTS prepared in accordance with IAS 34 ‘Interim Financial Reporting’
Consolidated Income Statement for the half year ended 31 December 2006

		2006/07	2005/06	2005/06
		Half year	Half year	Full year
		£ million	£ million	£ million
	Notes	(unaudited)	(unaudited)	(unaudited)

Revenue	2	2,220	2,016	4,148
Operating expense	3	(1,825)	(1,602)	(3,271)
Operating profit		395	414	877

Share of results of joint ventures and associates		6	7	12
Investment income		24	20	52
Finance costs		(69)	(51)	(143)
Profit before tax		356	390	798

Taxation		(110)	(116)	(247)
Profit for the period		246	274	551

Earnings per share from profit for the period (in pence)
Basic	4	14.0p	14.9p	30.2p
Diluted	4	14.0p	14.9p	30.1p

The accompanying notes are an integral part of this consolidated income statement.
Consolidated Statement of Recognised Income and Expense for the half year ended 31 December 2006

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)

Profit for the period	246	274	551

Net (losses) gains recognised directly in equity
Loss on available for sale investments	(207)	—	—
Cash flow hedges	(58)	19	(160)
Tax on cash flow hedges	17	(6)	48
	(248)	13	(112)

Amounts reclassified and reported in the Income Statement
Cash flow hedges	79	(18)	106
Tax on cash flow hedges	(23)	6	(32)
	56	(12)	74

Net (losses) gains not recognised in profit for the period	(192)	1	(38)

Total recognised income and expense for the period	54	275	513

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

Consolidated Balance Sheet as at 31 December 2006

		31 December	31 December	30 June
		2006	2005	2006
		£ million	£ million	£ million
	Notes	(unaudited)	(unaudited)	(unaudited)

Non-current assets
Goodwill	8c	659	417	637
Intangible assets		209	221	218
Property, plant and equipment		593	349	519
Investments in joint ventures and associates		31	29	28
Available for sale investments		771	52	2
Deferred tax assets		79	79	100
Derivative financial assets		—	13	—
		2,342	1,160	1,504

Current assets
Inventories		609	568	324
Trade and other receivables		568	389	489
Short-term deposits		202	764	647
Cash and cash equivalents		402	889	816
Derivative financial assets		6	29	7
		1,787	2,639	2,283

Total assets		4,129	3,799	3,787

Current liabilities
Borrowings		548	174	163
Trade and other payables		1,469	1,376	1,247
Current tax liabilities		140	116	82
Provisions		4	6	6
Derivative financial liabilities		36	26	49
		2,197	1,698	1,547

Non-current liabilities
Borrowings		1,751	1,854	1,825
Other payables		63	23	66
Provisions		18	—	19
Derivative financial liabilities		245	80	209
		2,077	1,957	2,119

Total liabilities		4,274	3,655	3,666

Shareholders’ (deficit) equity	6	(145)	144	121

Total liabilities and shareholders’ (deficit) equity		4,129	3,799	3,787

The accompanying notes are an integral part of this consolidated balance sheet.

Consolidated Cash Flow Statement for the half year ended 31 December 2006

		2006/07	2005/06	2005/06
		Half year	Half year	Full year
		£ million	£ million	£ million
	Notes	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities
Cash generated from operations	7	365	514	1,004
Interest received		32	16	43
Taxation paid		(39)	(76)	(172)

Net cash from operating activities		358	454	875

Cash flows from investing activities
Dividends received from joint ventures and associates		4	3	7
Net funding to joint ventures and associates		—	(1)	(2)
Purchase of property, plant and equipment		(131)	(58)	(169)
Purchase of intangible assets		(27)	(36)	(43)
Purchase of available for sale investments		(975)	(51)	—
Decrease (increase) in short-term deposits		445	(570)	(453)
Purchase of subsidiaries (net of cash and cash equivalents purchased)		(19)	—	(209)

Net cash used in investing activities		(703)	(713)	(869)

Cash flows from financing activities
Proceeds from borrowings		550	1,014	1,014
Repayment of borrowings		(191)	—	—
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)		8	7	13
Purchase of own shares for ESOP		(13)	—	(17)
Purchase of own shares for cancellation		(214)	(240)	(408)
Interest paid		(92)	(44)	(105)
Dividends paid to shareholders		(117)	(92)	(191)

Net cash (used in) from financing activities		(69)	645	306

Effect of foreign exchange rate movements		—	—	1

Net (decrease) increase in cash and cash equivalents		(414)	386	313

Cash and cash equivalents at the beginning of the period		816	503	503

Cash and cash equivalents at the end of the period		402	889	816

The accompanying notes are an integral part of this consolidated cash flow statement.

Notes to the condensed interim financial statements
1 Basis of preparation
The condensed interim financial statements for the half year ended 31 December 2006 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ using accounting policies and methods of computation consistent with those applied in the financial statements for the year ended 30 June 2006, with the exception of a new accounting policy relating to derivatives that qualify for fair value hedge accounting.
The Group has designated certain derivatives as fair value hedges under IAS 39 ‘Financial Instruments: Recognition and Measurement’. Any initial fair value associated with the derivatives is amortised over the life of the designated hedged items using the effective interest method. Any changes in the fair value of the derivatives are immediately recognised in the income statement. The carrying amount of the underlying hedged items is adjusted for any gain or loss in the fair value of the hedged risks and recognised in the income statement.
The condensed interim financial statements do not constitute statutory accounts as defined in Section 240 of the Companies Act 1985 and are unaudited. The financial information for the full year ended 30 June 2006 is extracted from the financial statements for that year. A copy of the statutory accounts has been delivered to the Registrar of Companies. The auditors’ report on those financial statements was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.
2 Revenue

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)

Retail subscription	1,638	1,557	3,157
Wholesale subscription	109	112	224
Advertising	171	171	342
Sky Bet	20	16	37
Installation, hardware and service	119	70	131
Other	163	90	257
	2,220	2,016	4,148

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Easynet Enterprise, Sky Active and technical platform service revenue.
3 Operating expense

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)

Programming	748	810	1,599
Transmission and related functions	181	87	234
Marketing	375	332	622
Subscriber management	313	219	468
Administration	208	154	348
	1,825	1,602	3,271

Included within programming for the half year ended 31 December 2006 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements. This item was previously disclosed as a contingent asset in the Group’s June 2006 financial statements.
Included within administration for the half year ended 31 December 2006 is £6 million of expense relating to the legal costs of the Group’s claim against EDS (an information and technology solutions provider (see note 8b)).

4 Earnings per share

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	Millions of
	shares	Millions of shares	Millions of shares
	(unaudited)	(unaudited)	(unaudited)

Weighed average number of shares

Ordinary shares	1,765	1,849	1,830
ESOP trust ordinary shares	(3)	(4)	(3)

Basic shares	1,762	1,845	1,827

Dilutive ordinary shares from share options	1	2	5
Diluted shares	1,763	1,847	1,832

The calculation of diluted earnings per share excludes 21 million share options (2005/06: half year 34 million; full year 37 million), which could potentially dilute earnings per share in the future. These options do not currently have a dilutive effect as the exercise price of the options exceeds the average market price of ordinary shares during the period.
Basic and diluted earnings per share is calculated by dividing profit for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)

Reconciliation from profit for the period to adjusted profit for the period
Profit for the period	246	274	551
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(8)	(4)	14
Amount receivable from channel distribution agreement (see note 3)	(65)	—	—
Legal costs relating to claim against EDS (see note 3)	6	—	—
Tax effect of above items	20	1	(4)
Adjusted profit for the period	199	271	561

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	pence	pence	pence
	(unaudited)	(unaudited)	(unaudited)

Earnings per share from profit for the period
Basic	14.0p	14.9p	30.2p
Diluted	14.0p	14.9p	30.1p
Adjusted earnings per share from profit for the period
Basic	11.3p	14.7p	30.7p
Diluted	11.3p	14.7p	30.6p

5	Dividends

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)

2005 Final dividend paid: 5.00p per ordinary share	—	92	92
2006 Interim dividend paid: 5.50p per ordinary share	—	—	99
2006 Final dividend paid: 6.70p per ordinary share	117	—	—
	117	92	191

Dividends proposed after the balance sheet date and not recognised as a liability

2007 Interim dividend proposed: 6.60p per ordinary share	115	—	—

6	Reconciliation of movement in shareholders’ (deficit) equity

								Total
	Share	Share	ESOP	Hedging	Available for	Other	Retained	shareholders’
	capital	premium	reserve	reserve	sale reserve	reserves	earnings	(deficit)/equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 July 2005	934	1,437	(32)	(14)	—	273	(2,411)	187
Purchase of own shares for cancellation	(23)	—	—	—	—	23	(240)	(240)
Recognition and transfer of cash flow hedges	—	—	—	1	—	—	—	1
Tax on items taken directly to equity	—	—	—	—	—	—	(2)	(2)
Share-based payment	—	—	15	—	—	—	1	16
Profit for the period	—	—	—	—	—	—	274	274
Dividends	—	—	—	—	—	—	(92)	(92)
At 1 January 2006	911	1,437	(17)	(13)	—	296	(2,470)	144

Purchase of own shares for cancellation	(15)	—	—	—	—	15	(168)	(168)
Recognition and transfer of cash flow hedges	—	—	—	(55)	—	—	—	(55)
Tax on items taken directly to equity	—	—	—	16	—	—	4	20
Share-based payment	—	—	(8)	—	—	—	10	2
Profit for the period	—	—	—	—	—	—	277	277
Dividends	—	—	—	—	—	—	(99)	(99)
At 1 July 2006	896	1,437	(25)	(52)	—	311	(2,446)	121

Purchase of own shares for cancellation	(19)	—	—	—	—	19	(214)	(214)
Recognition and transfer of cash flow hedges	—	—	—	21	—	—	—	21
Tax on items taken directly to equity	—	—	—	(6)	—	—	(1)	(7)
Revaluation of available for sale investments	—	—	—	—	(207)	—	—	(207)
Share-based payment	—	—	1	—	—	—	11	12
Profit for the period	—	—	—	—	—	—	246	246
Dividends	—	—	—	—	—	—	(117)	(117)
At 31 December 2006	877	1,437	(24)	(37)	(207)	330	(2,521)	(145)

All periods are unaudited.

Purchase of own shares and capital redemption reserve
On 12 November 2004, the Company’s shareholders approved a resolution at the AGM for the Company to purchase up to 97 million ordinary shares. On 4 November 2005, the Company’s shareholders approved a resolution at the AGM for the Company to further purchase up to 92 million ordinary shares. During the financial year ended 30 June 2006, the Company purchased, and subsequently cancelled, 76 million ordinary shares at an average price of £5.30 per share, with a nominal value of £38 million, for a consideration of £408 million. The nominal value of the shares cancelled has been credited to other reserves. Consideration included stamp duty and commission of £3 million. During the half year to 31 December 2006, the Company purchased, and subsequently cancelled a further 38 million ordinary shares at an average price of £5.55, with a nominal value of £19 million, for a consideration of £214 million. In addition, during the half year ended 31 December 2006, the Trustee of the ESOP purchased 2 million of the Company’s ordinary shares. These shares are held by the ESOP and will be used to satisfy the future exercise of share options and share awards by the Group’s employees. At 31 December 2006, the Group’s ESOP held 4,294,732 Ordinary Shares in the Company at an average cost of £5.64 per share.
Share option schemes
During the half year to 31 December 2006, 2,554,144 shares (2005/06: half year 2,617,771 shares; full year 4,160,336 shares) were utilised relating to the exercise of Long Term Incentive Plan (“LTIP”), Equity Bonus Plan (“EBP”), Key Contributor Plan (“KCP”), Executive Share Option Scheme and Sharesave Scheme awards.
Other reserves
The Group’s other reserves include a capital redemption reserve, a merger reserve and a special reserve.
7	Note to the consolidated cash flow statement
Reconciliation of profit before taxation to cash generated from operations

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)

Profit before tax	356	390	798
Depreciation of property, plant and equipment	58	36	89
Amortisation of intangible assets	33	20	51
Net finance costs	45	31	91
Share of results of joint ventures and associates	(6)	(7)	(12)
Increase in trade and other receivables	(118)	(54)	(102)
(Increase) decrease in inventories	(294)	(211)	31
Increase in trade and other payables	289	312	55
Decrease in provisions	(3)	(7)	(13)
Decrease in derivative financial instruments	5	4	16
Cash generated from operations	365	514	1,004

8	Other matters

a)	Contingent liabilities
The Group has contingent liabilities by virtue of its investments in joint ventures and associates that are unlimited companies, or partnerships, which include The History Channel (UK), Paramount UK and NGC-UK. The Group’s share of contingent liabilities of its joint ventures and associates incurred jointly with the other investors is nil (2005/06: half year nil; full year nil).
The Directors do not expect any material loss to arise from the above contingent liabilities.
b)	Contingent assets
The Group has served a claim for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.
c)	Business combinations
On 5 July 2006, the Group took control of You Me TV Limited (“You Me TV”). The Group purchased 100% of the issued share capital for consideration of between £14 million and £24 million, satisfied in cash of £14 million, deferred consideration of £4 million payable after 12 months based on contingent factors and a further £6 million deferred consideration which has not been recognised and is payable after 3 years contingent on the achievement of certain business objectives. The Group acquired net assets with a fair value of £1 million and consequently recognised provisional goodwill of £17 million on acquisition. Goodwill has been determined provisionally because the Group cannot yet be certain that all assets, liabilities and contingent liabilities have been identified and valued appropriately. Initial accounting for goodwill will be completed within 12 months of the purchase date. You Me TV provides the Group with the opportunity to operate exclusive retail outlets at locations within the UK.
On 15 August 2006, the Group increased its shareholding in Aura Sports Limited (“Aura”) from 20% to 100%, for consideration of between £1 million and £3 million, satisfied by cash of £1 million and deferred consideration of £2 million payable in two instalments on the one and two year anniversary of the acquisition date. Provisional goodwill of £1 million has been recognised as a result of this purchase. The Group has a contingent liability of up to £2 million for deferred consideration payable to the former shareholders of Aura. The amount payable is dependant on the performance of specific business targets. Goodwill has been determined provisionally because the Group cannot yet be certain that all assets, liabilities and contingent liabilities have been identified and valued appropriately. Initial accounting for goodwill will be completed within 12 months of the purchase date. The activities of Aura are to work on behalf of media owners and rights holders to help them with website development strategies and implementation.
On 22 November 2006, the Group took control of News Optimus Limited (“News Optimus”). The Group purchased 100% of the issued share capital for consideration of £4 million satisfied in cash. Provisional goodwill of £4 million has been recognised as a result of this purchase. Goodwill has been determined provisionally because the Group cannot yet be certain that all assets, liabilities and contingent liabilities have been identified and valued appropriately. Initial accounting for goodwill will be completed within 12 months of the purchase date. News Optimus developed and ran Sky Talk’s mediating, rating and billing system.
The Group has now finalised the initial accounting for the purchase of Easynet Group Plc. In the Group’s June 2006 financial statements goodwill was provisionally determined at £202 million. Following the continued assessment of the recoverability of deferred tax assets recognised on purchase, the Group has increased goodwill by £14 million to £216 million and current tax liabilities from nil to £14 million. This has been adjusted for in the Group’s June 2006 consolidated balance sheet.
d)	Guarantees
The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company guarantees of £14 million to creditors of Hestview Limited (2005/06: half year £14 million; full year £14 million).
The Company and certain of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and certain of its subsidiaries to its investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £4 million (2005/06: half year £4 million; full year £4 million).
e)	Available for sale financial assets
On 17 November 2006, Sky Holdings Limited (“Sky Holdings”) a subsidiary of the Company, acquired 696 million shares in ITV plc, representing 17.9 per cent of the issued share capital, for a total consideration of £946 million including directly related costs. These shares are intended to be held for an indefinite period of time and are classified as available for sale financial assets and carried at fair value.
On 15 December 2006, Sky Holdings made a recommended cash offer for the entire issued and to be issued share capital of 365 Media Group plc (“365”). The carrying value of the Company’s equity stake in 365 at 31 December 2006 was £28 million. On 23 January 2007, the offer was declared unconditional in all respects as Sky Holdings had received valid acceptances of the offer in respect of more than nine-tenths in value of 365 shares to which the offer related. Thereafter, Sky Holdings implemented the procedure set out in sections 428 to 430F of the Companies Act 1985 to acquire compulsorily those shares which had not been assented to the offer. As of 30 January 2007, Sky Holdings had acquired or received valid acceptances under the offer for 97% of the existing issued share capital of 365.

9	Transactions with related parties and major shareholders

a)	Entities with joint control or significant influence
The Group conducts business transactions with companies that are part of the News Corporation group (“News Corporation”), a major shareholder:

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)

Supply of services by the Group	10	12	21
Purchases of goods and services by the Group	(91)	(80)	(175)
Amounts owed to the Group	1	1	1
Amounts owed by the Group	(34)	(47)	(31)

Services supplied to News Corporation
During the current period, the Group supplied programming, telephony, airtime, transmission, marketing and consultancy services to News Corporation.
Purchases of goods and services from News Corporation
During the current period, the Group purchased programming, digital equipment, smart cards and encryption services, set top box technologies, telephony, advertising, IT services and rental premises from News Corporation companies.
On 22 November 2006, the Group acquired the entire issued share capital of News Optimus (see note 8c). Prior to that date, News Optimus was a wholly-owned subsidiary of News International Limited, which is, in turn, a wholly-owned subsidiary of News International Holdings Limited. The ultimate parent company of News International Holdings Limited is News Corporation.
On 18 December 2006, the Group purchased the freehold interest in a commercial property from News International Limited for cash consideration of £5 million. The purchase will facilitate and support the Group’s property development plans.
b)	Joint ventures and associates

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)

Supply of services by the Group	8	8	14
Purchases of goods/services by the Group	(25)	(23)	(46)
Amounts owed to the Group	23	23	23
Amounts owed by the Group	(3)	(5)	(5)

Revenues are primarily generated from the provision of transponder capacity, marketing, airtime sales and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £16 million (2005/06: half year £16 million; full year £16 million) relating to loan funding. These loans bear interest at rates of between three month LIBOR plus 0.45% and six month LIBOR plus 1.5%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the period was £16 million (2005/06: half year £16 million; full year £17 million).
The Group took out a number of forward exchange contracts with counterparty banks during the period on behalf of three joint ventures: The History Channel (UK), Chelsea Digital Media Limited and Nickelodeon UK Limited. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts. During the current period, a US$7 million net amount (2005/06: half year US$8 million; full year US$13 million) was paid to the joint ventures upon contract maturity and £4 million (2005/06: half year £4 million; full year £7 million) was received from the joint ventures, with no exposure to gains or losses being experienced by the Group on these transactions. The face value of forward exchange contracts that had not matured as at 31 December 2006 was £7 million (2005/06: half year £7 million; full year £7 million).

c) Other transactions with related parties
A close family member of two Directors of the Company has a controlling interest in Shine Limited (“Shine”), in which the Group also has a 3.0% equity shareholding. During the period, the Group did not incur any programming and production costs from Shine (2005/06: half year £6 million; full year £10 million). At 31 December 2006, there were no outstanding amounts (2005/06: half year £1 million; full year nil) due to Shine. At 31 December 2006, 30 June 2006 and 31 December 2005 there were no outstanding amounts due to the Group from Shine.
A close family member of two Directors of the Company runs Freud Entertainment Limited, which has provided external support to the press and publicity activities of the Group. During the period, the Group did not incur any expenditure with Freud Entertainment Limited (2005/06: half year nil; full year £1 million). At 31 December 2006, 30 June 2006 and 31 December 2005 there were no outstanding amounts due to or from Freud Entertainment Limited.
In addition to the foregoing, the Group has engaged in a number of transactions with companies of which some of the Company’s Directors are also directors.
d)	Key management
The Group has a related party relationship with the Directors of the Group. At 31 December 2006 there were 14 (2005/06: half year and full year 15) members of key management, all of whom were Directors of the Company. Key management compensation is provided below:

	2006/07	2005/06	2005/06
	Half year	Half year	Full year
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)

Short-term employee benefits	2	3	4
Share-based payments	2	1	2
	4	4	6

Post employment benefits were less than £1 million in each period.

ITEM 5: SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP
(i) Differences giving rise to accounting adjustments
The Group’s accounts are prepared in accordance with IAS 34, which differs in certain respects from US GAAP.
In the opinion of management, the interim accounts reflect all adjustments that are necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results for the half year ended 31 December 2006 are not necessarily indicative of the results that may be expected for the full year ending 30 June 2007.
The following is a summary of the significant adjustments to operating income, net income, shareholders’ equity and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP.

			Full year ended
	Half year ended 31 December		30 June
	2006	2005	2006
	£ million	£ million	£ million
	(except per share data)
	(unaudited)	(unaudited) (restated*)	(unaudited)
Operating income:
Operating profit under IFRS	395	414	877
Adjustments:
Employee stock-based compensation(2)	8	—	1
Derivative accounting(3)	(9)	1	(2)
Capitalised interest(4)	(2)	(1)	(3)

Operating income under US GAAP	392	414	873

Net income:
Profit for the period under IFRS	246	274	551
Adjustments:
Employee stock-based compensation(2)	8	—	1
Derivative accounting(3)	(11)	(2)	(8)
Capitalised interest(4)	(2)	4	4
Pre-consolidation results(5)	—	(2)	(2)
Deferred taxation(6)	(3)	—	5

Net income under US GAAP	238	274	551

Basic earnings per share under US GAAP(8)	13.5p	14.9p	30.2p

Diluted earnings per share under US GAAP(8)	13.5p	14.9p	30.1p

*	In accordance with the requirements of Accounting Principles Board Opinion No. 18 “The equity method of accounting for investment in common stock”, the Group’s results under US GAAP for the half year ended 31 December 2005 have been restated for the effect of pre-consolidation results. For further details see “Pre-consolidation results” below.

	As at 31 December		As at 30 June
	2006	2005	2006
	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)
Shareholders’ equity:
Capital and reserves under IFRS	(145)	144	121
Adjustments:
Goodwill(1)	615	616	616
Contingent consideration(1)	1	—	—
Employee stock-based compensation(2)	(24)	5	7
Capitalised interest(4)	22	24	24
Deferred taxation(6)	(13)	(8)	(9)

Shareholders’ equity under US GAAP	456	781	759

Total assets:
Under IFRS	4,129	3,799	3,787
Adjustments:
Goodwill(1)	615	616	602
Capitalised interest(4)	22	24	24
Deferred taxation(6)	(13)	(8)	(9)
Debt issue costs(7)	16	—	15

Under US GAAP	4,769	4,431	4,419

Total liabilities:
Under IFRS	4,274	3,655	3,666
Adjustments:
Contingent consideration(1)	(1)	—	—
Current tax liabilities(1)	—	—	(14)
Employee stock-based compensation(2)	24	(5)	(7)
Debt issue costs(7)	16	—	15

Under US GAAP	4,313	3,650	3,660

Notes
(1) Goodwill
Under IFRS, for those business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Deemed cost represents the carrying value of the goodwill under the Group’s UK GAAP accounting policies on the IFRS Transition Date. Goodwill is stated at cost less any impairment losses and is tested at least annually for impairment.
Under US GAAP, the Group adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) from 1 July 2002. As is the case under IFRS, SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortised on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortisation of goodwill with a net carrying value of £1,084 million.
For US GAAP reporting purposes, the latest annual impairment test was completed during fiscal 2006. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired. The annual impairment testing for fiscal 2007 will be completed later in this fiscal year.

Subsidiaries
Sky Television Limited
Goodwill of £492 million arising on the acquisition of Sky Television Limited on 3 November 1990 was being amortised under US GAAP on a straight-line basis over 40 years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £309 million. Prior to the adoption of IFRS, under UK GAAP, the goodwill arising on the acquisition of Sky Television Limited was eliminated against reserves. Goodwill written off to reserves under UK GAAP is not reinstated on transition to IFRS, as required by IFRS 1, leading to an increase in total assets under US GAAP compared to IFRS of £309 million.
BiB
The Group completed the acquisition of a 67.5% interest in BiB during fiscal 2001. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost of £302 million, representing its carrying value under UK GAAP at the IFRS Transition Date. Under US GAAP, the goodwill arising on acquisition was £664 million. No amortisation has been charged from 1 July 2002 following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £560 million.
During fiscal 2003, under US GAAP, the Group recognised a deferred tax asset of £24 million in respect of BiB tax losses carried forward. The tax benefits of BiB’s tax losses carried forward that were not recognised at the acquisition date of £21 million were applied to reduce goodwill relating to the acquisition. This reduced the goodwill balance under US GAAP to £539 million, resulting in a goodwill balance which is currently £237 million higher than that under IFRS.
SIG
The Group completed the acquisition of SIG on 12 July 2000. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost at the IFRS Transition Date of £112 million. Under US GAAP, goodwill of £272 million was being amortised on a straight-line basis over seven years. From 1 July 2002, no further amortisation has been recorded following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £189 million.
During fiscal 2003, under US GAAP, the Group recorded an impairment charge of £5 million against goodwill which arose on the acquisition of BSkyB Sports Holdings Limited (formerly Opta Index Limited), a subsidiary of SIG. This reduced the goodwill balance under US GAAP to £184 million, resulting in a goodwill balance which is currently £72 million higher than that under IFRS.
In addition, there is £3 million of goodwill under IFRS, which has a carrying value of nil under US GAAP, that has arisen on certain other acquisitions.
You Me TV Limited
The Group completed the acquisition of You Me TV Limited during the current period. Under IFRS, £4 million of contingent consideration payable after 12 months based on contingent factors has been recognised. Under US GAAP, £1 million of this contingent consideration has not been recognised as the outcome of those factors is not yet deemed determinable, resulting in goodwill and contingent consideration balances that are currently £1 million lower than under IFRS.
Easynet Group Plc
The Group finalised the initial accounting for the purchase of Easynet Group Plc during the current period. In the Group's Annual Report on Form 20-F for 2006, under both IFRS and US GAAP, goodwill was provisionally determined at £202 million. Following the completion of the assessment of the recoverability of unprovided tax contingencies existing at the purchase date, the Group has now increased goodwill and current tax liabilities by £14 million. Under IFRS, comparative information presented for the periods before the purchase price allocation is complete should be adjusted as if the purchase accounting had been completed on the purchase date. Under US GAAP, the previously published financial information is not adjusted as a result of finalising the purchase price allocation. Instead the effects of the change are accounted for prospectively, resulting in goodwill and current tax liability balances being £14 million lower than under IFRS for the year ended 30 June 2006.
Joint ventures
Under US GAAP, £1 million of goodwill has arisen on the purchase of certain other joint ventures and associates. No amortisation charge is being recognised. Under IFRS, the deemed cost of this goodwill at the IFRS Transition Date was nil.

(2) Employee stock-based compensation
Under IFRS, the Group recognises an expense for all share options and awards based on fair values, measured at the date of grant using appropriate option-pricing models, taking into account the terms and conditions upon which the awards are granted. The expense is recognised over the period during which employees become unconditionally entitled to the awards, adjusted for the Group’s estimate of the number of awards which will lapse, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met. It is the Group’s current intention to use market-purchased shares to satisfy the future exercise of share awards.
Under US GAAP, the Group accounts for share options and awards in accordance with SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires the recognition of an expense for all share options and awards granted to employees, based on the fair value of those awards, as estimated using appropriate option-pricing models. The Group has elected to follow the alternative transition method described in FASB Staff Position FAS123R-3 in accounting for the tax effects of share options and awards.
Under IFRS, in accordance with the transition provisions in IFRS 1 and IFRS 2 “Share-based Payment”, an expense has only been recognised in respect of options and awards granted after 7 November 2002, that had not vested by 1 January 2005. Under US GAAP, the Group adopted SFAS No. 123R from 1 July 2005 using the modified prospective application transition method and was therefore required to recognise an expense in respect of the portion of any requisite vesting period which had not been completed for all options and awards at 1 July 2005, regardless of the original date of grant of those awards. Furthermore, under IFRS, the Group is required to recognise compensation cost for awards with graded vesting on an accelerated basis, as though each separately vesting portion of the award is a separate award. Under US GAAP, the Group is required to recognise compensation cost under SFAS No. 123R using the attribution method that was used under SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS No. 123”). Under SFAS No. 123, the Group recognised compensation cost for such awards using a straight-line method, and is therefore required to continue to follow that same recognition method for the unvested portion of these awards after adopting SFAS No. 123R. The extra US GAAP charge for the period in respect of these differences amounts to nil (2005/06: half year nil; full year £1 million), as the charge recognised was equal to that recognised during the period under IFRS.
Certain of the Company’s share option and award schemes contain inflation-indexed earnings growth performance conditions. Under IFRS, these are accounted for under the equity method, resulting in the recognition of an expense based on fair values measured at the date of grant. Under US GAAP, SFAS No. 123R requires that awards with inflation-indexed performance conditions be accounted for under the liability method. The liability method requires a liability to be recorded in the balance sheet in respect of those awards, whereas no liability is required under the equity method. In addition, in calculating the expense for these share options and awards under the liability method the fair value of each award must be remeasured at each reporting date until vesting, rather than using the grant date fair value as required by the equity method. The effect of these adjustments was to increase liabilities by £32 million and decrease expenses in the period by £7 million, compared to that recorded under IFRS.
Under IFRS, employer’s National Insurance is accrued over the vesting period of the share options. Under US GAAP, EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” requires the accrual for National Insurance to be recognised on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date of the share options). The additional US GAAP credit arising for the period amounts to £1 million (2005/06: half year nil; full year £2 million), as the National Insurance paid was less than that accrued during the period under IFRS. The cumulative balance sheet effect of this adjustment at 31 December 2006 was a decrease in the accrual under IFRS for employer’s National Insurance of £8 million (2005/06: half year £5 million; full year £7 million).
(3) Derivative accounting
Under both IFRS and US GAAP, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. The fair value of derivative instruments is determined based on discounted present value techniques or valuations prepared by banks.
Under IFRS, where derivatives are designated as part of a cash flow hedging relationship for accounting purposes, the portion of the gain or loss on the hedging instrument (i.e. the change in its fair value) that is determined to be effective is initially recognised through equity in a hedging reserve up until the point at which the associated creditor is recognised on the balance sheet. From this point onwards, all movements are taken to the income statement until the derivative financial instrument reaches maturity. The amount stored in the hedging reserve at the point that the creditor is recognised on the balance sheet is amortised over the stock amortisation period.
Under US GAAP, the movements in the fair value of derivative financial instruments which relate to forward points are stored in other comprehensive income (“OCI”) over the entire life of the instrument and will net to zero on maturity. Movements relating to spot rates are also stored in OCI until the creditor is recognised on the balance sheet. From this point onwards, all movements relating to spot rates are taken to the income statement until the derivative financial instrument reaches maturity. The amount stored in OCI is amortised on a pro-rata basis over the stock amortisation period and the time during which the creditor is on the balance sheet.
Under US GAAP, a number of the Group’s cross-currency swaps which convert fixed US dollar interest payments into fixed sterling interest payments were not designated as cash flow hedges until after their inception. Accordingly, the fair value of these swaps at the date of designation results in hedge ineffectiveness, which is recorded directly in the income statement. Under IFRS, as permitted by the IFRS 1 transition rules, there is no ineffectiveness arising, as hedge accounting is deemed to have been achieved from their inception.
The estimated net amount of existing losses which are included in other comprehensive income at 31 December 2006 that are expected to be reclassified into earnings within the next twelve months is £41 million, net of tax (2005/06: half year £10 million; full year £11 million).
During the half year ended 31 December 2006, the Group recognised a loss in the income statement of £2 million due to hedge ineffectiveness (2005/06: half year £3 million; full year £6 million).
(4) Capitalised interest
Under IFRS, the capitalisation of interest is not required, and the Group expenses interest charges to the income statement in the period in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalised and amortised over the estimated useful life of the assets concerned.
Cumulative capitalised interest on assets under construction at 31 December 2006 amounted to £22 million (2005/06: half year £24 million, full year £24 million). During the period, no interest (2005/06: half year £5 million; full year £7 million) was capitalised in respect of assets under construction, and amortisation of £2 million (2005/06: half year £1 million; full year £3 million) was charged in respect of capitalised interest on assets in use.
(5) Pre-consolidation results
On 21 October 2005, the Group made a recommended cash offer for the entire issued and to be issued share capital of Easynet. On 6 January 2006, the offer was declared unconditional in all respects, and this is considered to be the acquisition date. Under IFRS, the Group’s ownership interest in Easynet shares up until the date of acquisition were treated as an available for sale investment.
Under US GAAP, the Group has applied the requirements of Accounting Principles Board Opinion No. 18 “The equity method of accounting for investments in common stock”, which require that when an investment previously accounted for using other than the equity method becomes qualified for consolidation, an investor’s retained earnings and results of operations should be adjusted retrospectively to adopt the equity method for its ownership interest in previous periods. Accordingly, under US GAAP, the Group’s share of Easynet’s net loss for the period to 6 January 2006 of £2 million has been included within net income. The Group’s net income for the half year ended 31 December 2005 has also been restated to reflect this.
(6) Deferred taxation
Under IFRS, IAS 12 “Income taxes” (“IAS 12”) requires that deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying value of assets and liabilities and their corresponding tax bases. A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Under US GAAP, SFAS No. 109 “Accounting for Income Taxes” requires that deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realised.
The net deferred tax asset recognised under IFRS and US GAAP primarily differs in respect of deferred tax on IFRS to US GAAP adjustments.
A further difference arises in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense. Under IFRS, the deferred tax asset is based on the compensation expense recognised in the income statement, but is adjusted to reflect the Group’s estimate of the actual future tax deduction which will arise, based on the Group’s share price at the balance sheet date. Under US GAAP, the deferred tax asset is also based on the compensation expense recognised in the income statement, however SFAS No. 123R requires that no consideration is given to the Group’s share price at the balance sheet date in either measuring the gross asset or any valuation allowance required.
Under IFRS, at 31 December 2006, there is a deferred tax asset of £79 million (2005/06: full year £100 million; half year £79 million). Under US GAAP, at 31 December 2006, there is a deferred tax asset of £66 million (2005/06: full year £91 million; half year £71 million). FIN 18 “Accounting for Taxes in Interim Periods” and IAS 34 “Interim Financial Reporting” require that an enterprise makes its best estimate of the effective tax rate expected to be applicable to ordinary income for the full fiscal year, considering both current and deferred taxes payable. If the enterprise is a consolidated group, the estimated annual effective tax rate should be calculated for the group and applied to the consolidated group’s net income. However, in arriving at this effective tax rate, no effect should be included for the tax related to significant unusual or extraordinary items that will be separately reported or reported net of their related tax effect in reports for the interim period.
(7) Debt issue costs
Under IFRS, borrowings are recorded at the proceeds received, net of direct issue costs.
Under US GAAP, the Group has applied the requirements of Accounting Principles Board Opinion No. 21 “Interest on Receivables and Payables”, which require that direct issue costs should be reported in the balance sheet as deferred charges, within assets.
(8) Per share data
The equivalent earnings per American Depositary Share (“ADS”) outstanding is as follows:

	Half year ended 31 December		Full year ended
	2006	2005	30 June 2006
	£	£	£
	(unaudited)	(unaudited)	(unaudited)
Basic earnings per ADS under US GAAP	54.0p	59.5p	120.8p
Diluted earnings per ADS under US GAAP	54.0p	59.4p	120.4p
(9) Consolidated Balance Sheets
Under IFRS, deferred tax assets are classified within “non-current assets”, as required by IAS 1 “Presentation of Financial Statements”. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.
Under IFRS, a merger reserve is included as part of capital and reserves, relating to the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value. Under US GAAP, this amount is recorded within additional-paid-in-capital.
Under IFRS, a special reserve and a capital redemption reserve are included as part of capital and reserves. Under US GAAP, the balances held in these special reserves are recorded within additional-paid-in-capital.
(ii) Additional US GAAP disclosures
(a) Stock-based compensation
During the current period, 12,850,730 share awards were granted (2005/06: half year 7,728,167; full year 8,390,285) with a weighted average exercise price of £0.65 (2005/06: half year £0.78; full year £0.80). The weighted average fair value of share options granted in the period, as estimated at the date of grant, was £3.95 (half year ended 31 December 2005: £3.26; full year ended 30 June 2006: £3.27). This was calculated using the Black-Scholes share option pricing model, except for awards which have market-based performance conditions, where a Monte-Carlo simulation model was used, and for grants of nil-priced options, which were treated as the award of a free share.
The Monte-Carlo simulation model reflected the historical volatilities of the Company’s share price and those of all other companies to which the Company’s performance would be compared, over a period equal to the vesting period of the options. The fair value of nil-priced options granted during the period was measured on the basis of the market-price of the Company’s shares on the date of grant, discounted for expected dividends which would not be received over the vesting period of the options.
The following weighted average assumptions were used in the option pricing models:

	31 December	31 December	30 June
	2006	2005	2006
Share price	£5.46	£5.13	£5.13
Exercise price	£0.65	£0.78	£0.80
Expected volatility	23.9%	26.3%	25.9%
Expected life	3.1 years	2.1 years	2.0 years
Expected dividends	2.2%	1.8%	1.8%
Risk-free interest rate	4.8%	4.3%	4.3%

Expected volatility was determined by calculating the historical volatility of the Company’s share price, over a period equal to the expected life of the options. Expected life was based on the contractual life of the options, adjusted, based on management’s best estimate, for the effects of exercise restrictions and behavioural considerations.
(b) New standards not yet adopted
SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments”
In February 2006, the Financial Accounting Standards Boards (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). This standard simplifies the accounting for certain hybrid financial instruments, eliminates certain interim guidance relating to securitised financial assets, and eliminates certain restrictions on qualifying special-purpose entities. The standard is effective for all financial instruments acquired or issued in any fiscal year beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the Group results of operations or its financial position.
SFAS No. 156 “Accounting for Servicing of Financial Assets”
In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets” (“SFAS No. 156”). This standard addresses the recognition of separately recognised servicing assets and liabilities arising each time an entity undertakes an obligation to service a financial asset. The standard is effective for fiscal years beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 156 is not expected to have a material impact on the Group results of operations or its financial position.
SFAS No. 157 “Fair Value Measurements”
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard does not require any new fair value measurements. It is effective for financial statements issued for fiscal years beginning after 15 November 2007, and will therefore be adopted by the Group from 1 July 2008. The Group is currently assessing SFAS No. 157 and has not yet determined the impact that the adoption of this standard will have on its financial statement disclosures.
SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”
In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). This standard requires the overfunded or underfunded status of a defined benefit postretirement plan to be recognised as an asset or liability and changes in that funded status to be recognised through comprehensive income in the year in which the changes occur. The standard also requires the funded status of a plan to be measured as of the year end date. The measurement provisions of the standard are effective for fiscal years ending after 15 December 2008, and will therefore be adopted by the Group from 1 July 2008. The Group does not sponsor any defined benefit plans and therefore the adoption of SFAS No. 158 is not expected to have an impact on the Group results of operations or its financial position.
FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes"
In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty for Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. The evaluation of a tax position under FIN 48 is a two-step process. The first step is recognition: tax positions taken or expected to be taken in a tax return should be recognised only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it should be presumed that the position will be examined by the relevant taxing authority that would have full knowledge of all relevant information.

The second step is measurement: tax positions that meet the recognition criteria are measured at the largest amount of benefit that is greater than 50 percent likely of being recognised upon ultimate settlement.
FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006 and is therefore effective for the Group from 1 July 2007. The Group is currently assessing FIN 48 and has not yet determined the impact that the adoption of this interpretation will have on its financial position.
Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”
Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) requires misstatements to be quantified using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending on or after 15 November 2006 and will therefore be adopted by the Group on 30 June 2007. The Group is currently assessing SAB 108 and has not yet determined the impact that the adoption of this bulletin will have on its financial position.
ITEM 6: SUPPLEMENTAL GUARANTOR INFORMATION
From time to time the Company may issue debt securities that are registered with the Securities and Exchange Commission, and which are guaranteed, on a full and unconditional basis, by certain of the Company’s subsidiaries. At 31 December 2006, two of the Company’s subsidiaries, British Sky Broadcasting Limited (“BSkyB Limited”) and Sky Subscribers Services Limited (“SSSL”), were joint and several guarantors of the Company’s registered debt securities. In February 1999 the Company issued US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999, the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750%, respectively. Subsequent to 31 December 2006, under the terms of the debt securities’ indentures, BSkyB Investments Limited (“BSkyB Investments”) has become an acceding guarantor to the Company’s registered debt securities. BSkyB Investments is a wholly owned subsidiary of the Company, and its principal activity is to act as a holding company for BSkyB Limited.
Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies applied in the half year ended 31 December 2006, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the SEC. The Group’s accounting policies are in accordance with IFRS. This supplemental financial information should be read in conjunction with the condensed interim financial statements in Item 4 “Condensed Interim Financial Statements”.

Supplemental condensed consolidating balance sheet
As at 31 December 2006
(£ million)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Non-current assets
Goodwill	—	22	637	—	659
Intangible assets	—	169	40	—	209
Property, plant and equipment	23	362	199	9	593
Investments in subsidiary undertakings under the equity method	975	1,136	436	(2,547)	—
Investments in joint ventures and associates	—	—	31	—	31
Available for sale investments	1	1	793	(24)	771
Deferred tax assets	17	23	39	—	79
Derivative financial assets	82	—	—	(82)	—

	1,098	1,713	2,175	(2,644)	2,342
Current assets
Inventories	—	547	62	—	609
Trade and other receivables	1,581	3,606	3,746	(8,365)	568
Short-term deposits	—	—	202	—	202
Cash and cash equivalents	—	381	21	—	402
Derivative financial assets	—	6	—	—	6

	1,581	4,540	4,031	(8,365)	1,787

Total assets	2,679	6,253	6,206	(11,009)	4,129

Current liabilities
Borrowings	548	—	—	—	548
Trade and other payables	1,271	4,621	4,018	(8,441)	1,469
Current tax liabilities	—	110	30	—	140
Provisions	—	1	3	—	4
Derivative financial liabilities	—	36	—	—	36

	1,819	4,768	4,051	(8,441)	2,197
Non-current liabilities
Borrowings	736	252	1,076	(313)	1,751
Other payables	—	12	13	38	63
Provisions	—	6	12	—	18
Derivative financial liabilities	245	—	82	(82)	245

	981	270	1,183	(357)	2,077

Total liabilities	2,800	5,038	5,234	(8,798)	4,274

Shareholders’ (deficit) equity	(121)	1,215	972	(2,211)	(145)

Total liabilities and shareholders’ (deficit) equity	2,679	6,253	6,206	(11,009)	4,129

Reconciliation to US GAAP:
Shareholders’ (deficit) equity under IFRS	(121)	1,215	972	(2,211)	(145)
Adjustments:
Goodwill	615	—	615	(615)	615
Deferred consideration	1	—	1	(1)	1
Employee stock-based compensation	(24)	(24)	—	24	(24)
Capitalised interest	22	22	—	(22)	22
Deferred taxation	(13)	(13)	—	13	(13)

Capital and reserves under US GAAP	480	1,200	1,588	(2,812)	456

See notes to supplemental guarantor information

Supplemental condensed consolidating balance sheet
As at 31 December 2005 (2)
(£ million)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Non-current assets
Goodwill	—	—	417	—	417
Intangible assets	—	211	10	—	221
Property, plant and equipment	24	302	15	8	349
Investments in subsidiary undertakings under the equity method	1,113	399	1,553	(3,065)	—
Investments in joint ventures and associates	—	—	29	—	29
Available for sale investments	1	1	67	(17)	52
Deferred tax assets	55	23	1	—	79
Derivative financial assets	11	—	12	(10)	13

	1,204	936	2,104	(3,084)	1,160
Current assets
Inventories	—	538	30	—	568
Trade and other receivables	1,114	1,747	2,772	(5,244)	389
Short-term deposits	—	720	44	—	764
Cash and cash equivalents	—	597	292	—	889
Derivative financial assets	2	27	—	—	29

	1,116	3,629	3,138	(5,244)	2,639

Total assets	2,320	4,565	5,242	(8,328)	3,799

Current liabilities
Borrowings	174	—	—	—	174
Trade and other payables	1,057	3,456	2,174	(5,311)	1,376
Current tax liabilities	—	116	—	—	116
Provisions	—	4	2	—	6
Derivative financial liabilities	18	8	—	—	26

	1,249	3,584	2,176	(5,311)	1,698
Non-current liabilities
Borrowings	822	97	1,051	(116)	1,854
Other payables	—	23	—	—	23
Derivative financial liabilities	88	—	2	(10)	80

	910	120	1,053	(126)	1,957

Total liabilities	2,159	3,704	3,229	(5,437)	3,655

Shareholders’ equity	161	861	2,013	(2,891)	144

Total liabilities and shareholders’ equity	2,320	4,565	5,242	(8,328)	3,799

Reconciliation to US GAAP:
Shareholders’ equity under IFRS	161	861	2,013	(2,891)	144
Adjustments:
Goodwill	616	—	616	(616)	616
Employee stock-based compensation	5	5	—	(5)	5
Capitalised interest	24	24	—	(24)	24
Deferred taxation	(8)	(8)	—	8	(8)

Capital and reserves under US GAAP	798	882	2,629	(3,528)	781

See notes to supplemental guarantor information

Supplemental condensed consolidating balance sheet
As at 30 June 2006 (2)
(£ million)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Non-current assets
Goodwill	—	—	637	—	637
Intangible assets	—	181	37	—	218
Property, plant and equipment	23	354	133	9	519
Investments in subsidiary undertakings under the equity method	929	759	319	(2,007)	—
Investments in joint ventures and associates	—	—	28	—	28
Available for sale investments	1	1	25	(25)	2
Deferred tax assets	40	17	43	—	100
Derivative financial assets	76	—	—	(76)	—

	1,069	1,312	1,222	(2,099)	1,504
Current assets
Inventories	—	277	47	—	324
Trade and other receivables	1,456	2,068	2,884	(5,919)	489
Short-term deposits	—	297	350	—	647
Cash and cash equivalents	—	785	31	—	816
Derivative financial assets	1	6	—	—	7

	1,457	3,433	3,312	(5,919)	2,283

Total assets	2,526	4,745	4,534	(8,018)	3,787

Current liabilities
Borrowings	162	—	1	—	163
Trade and other payables	1,205	3,406	2,620	(5,984)	1,247
Current tax liabilities	—	68	14	—	82
Provisions	—	1	5	—	6
Derivative financial liabilities	28	21	—	—	49

	1,395	3,496	2,640	(5,984)	1,547
Non-current liabilities
Borrowings	776	266	1,103	(320)	1,825
Other payables	—	15	15	36	66
Provisions	—	7	12	—	19
Derivative financial liabilities	209	—	76	(76)	209

	985	288	1,206	(360)	2,119

Total liabilities	2,380	3,784	3,846	(6,344)	3,666

Shareholders’ equity	146	961	688	(1,674)	121

Total liabilities and shareholders’ equity	2,526	4,745	4,534	(8,018)	3,787

Reconciliation to US GAAP:
Shareholders’ equity under IFRS	146	961	688	(1,674)	121
Adjustments:
Goodwill	616	—	616	(616)	616
Employee stock-based compensation	7	7	—	(7)	7
Capitalised interest	24	24	—	(24)	24
Deferred taxation	(9)	(9)	—	9	(9)

Capital and reserves under US GAAP	784	983	1,304	(2,312)	759

See notes to supplemental guarantor information

Supplemental condensed consolidating statement of operations
For the half year ended 31 December 2006
(£ million)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Revenue	65	2,175	610	(630)	2,220
Operating expense	(1)	(1,898)	(550)	624	(1,825)

Operating profit	64	277	60	(6)	395
Share of results of joint ventures and associates	—	—	6	—	6
Share of (losses) profits of subsidiary undertakings	210	66	91	(367)	—
Investment income	34	48	32	(90)	24
Finance costs	(44)	(85)	(8)	68	(69)

Profit before tax	264	306	181	(395)	356
Taxation	(18)	(79)	(13)	—	(110)

Profit for the period	246	227	168	(395)	246

Reconciliation to US GAAP:
Profit for the period under IFRS	246	227	168	(395)	246
Adjustments:
Employee stock based compensation	8	8	—	(8)	8
Derivative accounting	(11)	(9)	—	9	(11)
Capitalised interest	(2)	(2)	—	2	(2)
Deferred taxation	(3)	(3)	—	3	(3)

Net income under US GAAP	238	221	168	(389)	238

See notes to supplemental guarantor information

Supplemental condensed consolidating statement of operations
For the half year ended 31 December 2005
(£ million)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Revenue	58	1,891	347	(280)	2,016
Operating expense	—	(1,564)	(322)	284	(1,602)

Operating profit	58	327	25	4	414
Share of results of joint ventures and associates	—	—	7	—	7
Share of (losses) profits of subsidiary undertakings	(305)	—	164	141	—
Investment income	582	24	11	(597)	20
Finance costs	(44)	(31)	(21)	45	(51)

Profit before tax	291	320	186	(407)	390
Taxation	(17)	(98)	(1)	—	(116)

Profit for the period	274	222	185	(407)	274

Reconciliation to US GAAP:
Profit for the period under IFRS	274	222	185	(407)	274
Adjustments:
Derivative accounting	(2)	1	—	(1)	(2)
Capitalised interest	4	4	—	(4)	4
Pre-consolidation results	(2)	—	(2)	2	(2)

Net income under US GAAP	274	227	183	(410)	274

See notes to supplemental guarantor information

Supplemental condensed consolidating statement of operations
For the year ended 30 June 2006 (2)
(£ million)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Revenue	118	4,206	915	(1,091)	4,148
Operating expense	(1)	(3,494)	(877)	1,101	(3,271)

Operating profit	117	712	38	10	877
Share of results of joint ventures and associates	—	—	12	—	12
Share of (losses) profits of subsidiary undertakings	(458)	13	262	183	—
Investment income	1,015	56	87	(1,106)	52
Finance costs	(88)	(112)	(93)	150	(143)
Profit on disposal of investment	—	2	—	(2)	—

Profit before tax	586	671	306	(765)	798
Taxation	(35)	(152)	(60)	—	(247)

Profit for the year	551	519	246	(765)	551

Reconciliation to US GAAP:
Profit for the year under IFRS	551	519	246	(765)	551
Adjustments:
Employee stock based compensation	1	1	—	(1)	1
Derivative accounting	(8)	(2)	—	2	(8)
Capitalised interest	4	4	—	(4)	4
Pre-consolidation results	(2)	—	(2)	2	(2)
Deferred taxation	5	3	—	(3)	5

Net income under US GAAP	551	525	244	(769)	551

See notes to supplemental guarantor information

Supplemental condensed consolidating statements of cash flow
For the half year ended 31 December 2006
(£ million)

	British Sky	(1)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Cash flows from operating activities
Cash generated from operations	—	342	23	—	365
Interest received	—	22	10	—	32
Taxation paid	—	(39)	—	—	(39)

Net cash (used in) from operating activities	—	325	33	—	358

Cash flows from investing activities
Dividends received from joint ventures and associates	—	—	4	—	4
Purchase of property, plant and equipment	—	(60)	(71)	—	(131)
Purchase of intangible assets	—	(19)	(8)	—	(27)
Purchase of available for sale investments	—	(975)	—	—	(975)
Decrease in short-term deposits	—	297	148	—	445
Purchase of subsidiary, net of cash and cash equivalents purchased	—	(19)	—	—	(19)

Net cash (used in) from investing activities	—	(776)	73	—	(703)

Cash flows from financing activities
Proceeds from borrowings	—	550	—	—	550
Repayment of borrowings	—	(189)	(2)	—	(191)
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)	—	8	—	—	8
Purchase of own share for ESOP	—	(13)	—	—	(13)
Purchase of own shares for cancellation	—	(214)	—	—	(214)
Interest paid	—	(90)	(2)	—	(92)
Dividends paid to shareholders	—	(117)	—	—	(117)
Loans from (to) Group companies	—	112	(112)	—	—

Net cash from financing activities	—	47	(116)	—	(69)

Net (decrease) increase in cash and cash equivalents	—	(404)	(10)	—	(414)

Cash and equivalents at the beginning of the period	—	785	31	—	816
Cash and equivalents at the end of the period	—	381	21	—	402

See notes to supplemental guarantor information

Supplemental condensed consolidating statements of cash flow
For the half year ended 31 December 2005
(£ million)

	British Sky	(1)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Cash flows from operating activities
Cash generated from operations	(228)	1,121	(432)	53	514
Interest received	—	6	10	—	16
Taxation paid	—	(76)	—	—	(76)

Net cash (used in) from operating activities	(228)	1,051	(422)	53	454

Cash flows from investing activities
Dividends received from joint ventures and associates	—	—	3	—	3
Net funding to joint ventures and associates	—	—	(1)	—	(1)
Purchase of property, plant and equipment	—	(54)	(4)	—	(58)
Purchase of intangible assets	—	(34)	(2)	—	(36)
Purchase of available for sale investments	—	—	(51)	—	(51)
(Increase) decrease in short-term deposits	—	(720)	150	—	(570)

Net cash (used in) from investing activities	—	(808)	95	—	(713)

Cash flows from financing activities
Proceeds from issue of guaranteed notes	—	—	1,014	—	1,014
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)	—	7	—	—	7
Purchase of own shares for cancellation	(240)	—	—	—	(240)
Interest paid	(44)	—	—	—	(44)
Dividends paid to shareholders	(92)	—	—	—	(92)
Loans from (to) Group companies	578	(7)	(518)	(53)	—

Net cash from financing activities	202	—	496	(53)	645

Net (decrease) increase in cash and cash equivalents	(26)	243	169	—	386

Cash and equivalents at the beginning of the period	26	354	123	—	503
Cash and equivalents at the end of the period	—	597	292	—	889

See notes to supplemental guarantor information.

Supplemental condensed consolidating statements of cash flow
For the year ended 30 June 2006
(£ million)

	British Sky	(1)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Cash flows from operating activities
Cash generated from operations	32	747	132	93	1,004
Interest received	—	31	12	—	43
Taxation paid	—	(172)	—	—	(172)

Net cash from operating activities	32	606	144	93	875

Cash flows from investing activities
Dividends received from joint ventures and associates	—	—	7	—	7
Net funding to joint ventures and associates	—	—	(2)	—	(2)
Purchase of property, plant and equipment	—	(135)	(34)	—	(169)
Purchase of intangible assets	—	(38)	(5)	—	(43)
Increase in short-term deposits	—	(297)	(156)	—	(453)
Purchase of subsidiary (received from parent), net of cash and cash equivalents purchased	—	(350)	141	—	(209)

Net cash used in investing activities	—	(820)	(49)	—	(869)

Cash flows from financing activities
Proceeds from issue of guaranteed notes	—	—	1,014	—	1,014
Proceeds from disposal of shares in ESOP	13	—	—	—	13
Purchase of own shares for ESOP	—	(17)	—	—	(17)
Purchase of own shares for cancellation	(406)	(2)	—	—	(408)
Interest paid	—	(101)	(4)	—	(105)
Dividends paid to shareholders	—	(191)	—	—	(191)
Loans from (to) Group companies	335	955	(1,197)	(93)	—

Net cash (used in) from financing activities	(58)	644	(187)	(93)	306

Effect of foreign exchange rate movements	—	1	—	—	1
Net (decrease) increase in cash and cash equivalents	(26)	431	(92)	—	313

Cash and cash equivalents at the beginning of the year	26	354	123	—	503
Cash and cash equivalents at the end of the year	—	785	31	—	816

See notes to supplemental guarantor information

Notes to Supplemental Guarantor Information
(1)	The Guarantors are:

BSkyB Limited	Operates one of the leading pay-television broadcasting services in the UK and Ireland. The company’s principal activities consist of the operation and distribution of the Group’s wholly-owned television channels in digital across various genres, including movies, sports, news, arts and general entertainment. In addition, the company currently markets to DTH viewers channels owned and broadcast by third parties.

SSSL	Provides support services (including conditional access and subscriber management) and acts as an agent for the DTH pay television business of its fellow subsidiary undertaking, BSkyB Limited. SSSL also provides similar services to a fellow subsidiary undertaking and to third party broadcasters.
(2)	Certain reclassifications have been made to present better the financial information in the Guarantor statements:
(i)	Reclassifications were performed in the supplemental condensed consolidating balance sheets at 30 June 2006 and 31 December 2005 to transfer the ownership of the Group’s ESOP from Guarantor Subsidiaries into Non-Guarantor Subsidiaries. As a result, within British Sky Broadcasting Group plc’s supplemental condensed consolidating balance sheet, shareholders’ equity increased and trade and other receivables increased by £25 million at 30 June 2006 (£17 million at 31 December 2005), in Guarantor subsidiaries’ supplemental condensed consolidating balance sheet available for sale investments decreased by £25 million and trade other receivables increased by £25 million at 30 June 2006 (£17 million at 31 December 2005), in Non-Guarantor subsidiaries’ supplemental condensed consolidating balance sheet available for sale investments increased and trade and other payables increased by £25 million (£17 million at 31 December 2005).

(ii)	A reclassification was performed in the supplemental condensed consolidating income statement at 30 June 2006 to transfer the £13 million of Guarantor subsidiaries’ share of profits of subsidiary undertakings from Consolidation adjustments to Guarantor subsidiaries’ share of profits of subsidiaries.

(iii)	Reclassifications were performed in the supplemental condensed consolidating balance sheet at 30 June 2006 to properly reflect the legal form of an investment in subsidiaries previously recorded as a loan to subsidiaries in the Guarantor statements. As a result, in Guarantor subsidiaries’ supplemental condensed consolidating balance sheet, trade and other receivables decreased and investments in subsidiary undertakings using the equity method increased by £350 million, in Non-Guarantor subsidiaries’ supplemental condensed consolidating balance sheet trade and other payables decreased and shareholder’s equity increased by £350 million. As a further consequence of this change, reclassifications were performed in the supplemental condensed consolidating cash flow for 30 June 2006. As a result, in Guarantor subsidiaries’ supplemental condensed consolidated statements of cash flow, loans from Group companies increased and purchase of subsidiaries, net of cash and cash equivalents increased by £350 million, in Non-Guarantor subsidiaries’ supplemental condensed consolidated statements of cash flow, loans to Group companies increased and receipt from parent, net of cash and cash equivalents increased by £350 million.
(3)	Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company’s investment account and earnings.
Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

GLOSSARY OF TERMS

USEFUL DEFINITIONS	DESCRIPTION

ADS	American Depositary Share (each ADS currently represents four ordinary shares of BSkyB)

bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber

BSkyB or the Company	British Sky Broadcasting Group plc

Churn	The number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as a percentage of total subscribers

Digibox	Digital satellite reception equipment

DSL	Digital Subscriber Line

DTH	Direct-to-Home: the transmission of satellite services with reception through a minidish. The Group also retails certain Sky Channels (in some cases together with channels broadcast by third parties) to a limited number of DSL subscribers (references throughout to “DTH subscribers” include DSL subscribers)

DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set top box or integrated digital television set

EITF	Emerging Issues Task Force: a body which assists in providing financial reporting guidance under US GAAP

EPG	Electronic Programme Guide

ESOP	Employee Share Ownership Plan

Fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

Freeview	The free DTT offering operating in the UK

GAAP	Generally Accepted Accounting Principles

the Group	BSkyB and its subsidiary undertakings

HD	High Definition Television

IFRS	International Financial Reporting Standards

IP	Internet Protocol: the mechanism by which data packets may be routed between computers on a network

USEFUL DEFINITIONS	DESCRIPTION

LLU	Local Loop Unbundling: a process by which BT’s exchange lines are physically disconnected from BT’s network and connected to other operators’ networks. This enables operators other than BT to use the BT local loop to provide services to customers

Minidish	Satellite dish required to receive digital satellite television

Multiroom	Installation of an additional Digibox in the household of an existing subscriber

Ofcom	Office of Communications

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	Disney Cinemagic (including a Disney multiplex channel, “Disney Cinemagic +1”) (from 16 March 2006, The Disney Channel (including three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”) was replaced by Disney Cinemagic (including a Disney multiplex channel, “Disney Cinemagic +1”) and “Toon Disney” and “Playhouse Disney” became Basic Package channels), MUTV, Chelsea TV and Music Choice Extra. Until 23 July 2006, Film Four (including the Film Four multiplex channels, “FilmFour +1” and “FilmFour Weekly”) was a Premium Sky Distributed Channel. From 23 July 2006, FilmFour is being broadcast as a free-to-air channel

PVR	Personal Video Recorder: satellite decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another

RCF	Revolving Credit Facility

Sky	British Sky Broadcasting Group plc and its subsidiary undertakings

Sky+	Sky’s fully-integrated Personal Video Recorder (PVR) and satellite decoder

Sky Active	The brand name for Sky’s transactional interactive television services, including e-mail/messaging, games, betting, shopping, banking, travel services and ticket sales

Sky Basic Channels	Sky One (and its multiplex versions, Sky Two and Sky Three, and its simulcast version, Sky One HD), Sky News, Sky Travel (and its multiplex versions, Sky Travel +1 and Sky Travel Extra), Sky Travel Shop, Sky Sports News, Artsworld (including its simulcast version, Artsworld HD) (all references to Sky Channels relating to periods prior to 4 March 2005 exclude Artsworld), Sky Vegas, Flaunt, Bliss and Scuzz. Flaunt, Bliss and Scuzz were disposed of by the Group on 31 December 2006.

Sky Bet	Sky’s betting services, provided through digiboxes, the internet and phone

USEFUL DEFINITIONS	DESCRIPTION

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channels	Sky Movies 1 (and its multiplex versions, Sky Movies 3, Sky Movies 5, Sky Movies 7 and Sky Movies 9, and its simulcast version, Sky Movies 9 HD), Sky Movies 2 (and its multiplex versions, Sky Movies 4, Sky Movies 6, Sky Movies 8 and Sky Movies 10, and its simulcast version, Sky Movies 10 HD), Sky Sports 1, Sky Sports 2 (and their simulcast version, Sky Sports HD 1 and Sky Sports HD 2) and Sky Sports Xtra. Sky Premium Channels include bonus channels, including Sky Sports 3 and Sky Cinema 1 (and its multiplex version, Sky Cinema 2)

Sky Talk	Home phone service provided exclusively for Sky digital subscribers

Transponder	Wireless communication devices on satellites which send programming signals to minidishes

Viewing share	Number of people viewing a channel as a percentage of total viewing audience

WAN	Wide Area Network. Companies link networks at different sites over the internet to form a secure WAN